Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among

TRIDENT PRIVATE HOLDINGS I, LLC,

TRIDENT PRIVATE ACQUISITION CORP.

and

TNS, INC.

Dated as of December 11, 2012

i

TABLE OF CONTENTS
(Continued)

TABLE OF CONTENTS
(Continued)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

2012 Audited Financial Statements	5.15(f)(iv)
Acceptable Confidentiality Agreement	5.4(d)(iv)
Acquisition Proposal	5.4(d)(i)
Action	3.8
Affiliate	8.3(a)
Agreement	Preamble
Alternative Acquisition Agreement	5.4(e)(ii)
Antitrust Law	5.7(h)
Book-Entry Shares	2.3(b)
Business Day	8.3(b)
Certificate of Merger	1.3
Certificates	2.3(b)
Change of Recommendation	5.4(e)(ii)
Closing	1.2
Closing Date	1.2
Code	2.4
Company	Preamble
Company Board	3.3(b)
Company Bylaws	3.1(b)
Company Charter	3.1(b)
Company Disclosure Letter	Article III
Company Employee	5.8(a)
Company Expenses	7.3(e)
Company Material Adverse Effect	8.3(c)
Company Parties	7.3(c)
Company Plans	3.10(a)
Company Recommendation	3.3(b)
Company Registered IP	3.17
Company RSU	2.2(b)
Company SEC Documents	3.5(a)
Company Stock Option	2.2(a)
Company Stock Plans	2.2(a)
Company Stockholder Approval	3.3(a)
Company Stockholders Meeting	5.4(b)
Company Termination Fee	7.3(b)
Confidentiality Agreement	5.4(b)
Contract	3.4(a)
control	8.3(d)
Credit Agreement	5.20
Credit Facility Termination	5.20
Cut-Off Date	5.4(c)

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Debt Financing	4.6(a)
Debt Financing Commitment	4.6(a)
Debt Financing Sources	4.6(a)
Delaware Secretary of State	1.3
DGCL	1.1
Dissenting Shares	2.5
DTC	2.3(e)
DTC Payment	2.3(e)
Effective Time	1.3
Environmental Laws	3.12(b)(i)
Environmental Permits	3.12(b)(ii)
Equity Financing	4.6(a)
Equity Financing Commitments	4.6(a)
Equity Financing Sources	4.6(a)
ERISA	3.10(a)
Exchange Act	3.4(b)
Excluded Employees	5.1(b)(ix)
Excluded Party	5.4(d)(ii)
Financing	4.6(a)
Financing Commitments	4.6(a)
Financing Sources	4.6(a)
Foreign Antitrust Laws	3.4(b)
GAAP	3.5(b)
Go-Shop Period	5.4(a)
Governmental Entity	3.4(b)
Hazardous Materials	3.12(b)(iii)
Holdings	4.2
HSR Act	3.4(b)
Indebtedness	8.3(e)
Indemnified Parties	5.11(a)
Internal Restructuring	5.22
Intervening Event	5.4(e)
IRS	3.10(a)
knowledge	8.3(f)
Law	3.4(a)
Lease	3.16(a)
Leased Real Property	3.16(a)
Liens	3.2(c)
Limited Guarantee	Recitals
Marketing Period	8.3(g)
Material Contract	3.14(a)
Material Subsidiaries	3.1(b)

v

INDEX OF DEFINED TERMS
(Continued)

Definition	Location

Merger	Recitals
Merger Sub	Preamble
No-Shop Period Start Date	5.4(b)
Notice of Superior Proposal	5.4(h)(ii)
NYSE	3.4(b)
Owned Real Property	3.16(a)
Parent	Preamble
Parent Expenses	7.3(d)
Parent Material Adverse Effect	4.1(a)
Parent Parties	7.3(c)
Parent Plan	5.8(c)
Paying Agent	2.3(a)
Payment Fund	2.3(a)
Payoff Amount	5.20
PBGC	3.10(e)(iii)
Per Share Merger Consideration	8.3(j)
Permits	3.9
Permitted Liens	8.3(h)
Person	8.3(i)
Preferred Stock	3.2(a)
Proxy Statement	5.4(e)(i)
Q1 2013 Unaudited Financial Statements	5.15(f)(iv)
Representatives	8.3(k)
Retained Claims	8.10(c)(v)
Reverse Termination Fee	7.3(c)
Sarbanes-Oxley Act	3.5(a)
SEC	3.5(a)
Securities Act	3.5(a)
Shares	2.1(a)
Solvent	4.10(b)
Special Committee	Recitals
Sponsor	Recitals
Subsidiary	8.3(l)
Superior Proposal	5.4(d)(iii)
Surviving Corporation	1.1
Systems	3.17
Takeover Laws	3.18
Tax Returns	3.13(m)(ii)
Taxes	3.13(m)(i)
Termination Date	7.1(b)(i)
WARN Act	3.11
Willful Breach	8.3(m)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 11, 2012, among Trident Private Holdings I, LLC, a Delaware limited liability company (“Parent”), Trident Private Acquisition Corp., a Delaware corporation and an indirect wholly owned Subsidiary of Parent (“Merger Sub”), and TNS, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Board of Managers of Parent, the Board of Directors of Merger Sub and the Company Board, acting upon the unanimous recommendation of a special committee of the Company Board (the “Special Committee”), have each determined that an acquisition of the Company by Parent is in the best interests of their respective companies and stockholders and, accordingly, have each agreed to consummate the merger (the “Merger”) of Merger Sub with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Siris Partners II, L.P., a Delaware limited partnership (“Sponsor”), is entering into a guarantee with the Company (the “Limited Guarantee”), pursuant to which, and subject to the terms and conditions set forth therein,  Sponsor is guaranteeing certain obligations of Parent and Merger Sub under this Agreement; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger as specified herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1                                    The Merger.  Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company.  Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly owned subsidiary of Parent.

Section 1.2                                    Closing.  The closing of the Merger (the “Closing”) shall take place at 10:00 a.m., New York City time, on the second Business Day following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), at the offices of Gibson, Dunn & Crutcher LLP, 1050 Connecticut Avenue N.W., Washington, DC 20036, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that in no event shall Parent or Merger Sub be obligated to consummate the Closing if the Marketing Period has not ended prior to the time that the Closing would otherwise have occurred pursuant to the foregoing, in which case the Closing shall not occur until the earlier to occur of (i) a date during the Marketing Period specified by Parent on three (3) Business Days written notice to the Company and (ii) the first Business Day immediately following the final day of the Marketing Period subject in each case to the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) as of the date determined pursuant to this proviso.  The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

Section 1.3                                    Effective Time.  Upon the terms and subject to the conditions of this Agreement, as soon as practicable on the Closing Date, the parties shall cause a certificate of merger (the “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), executed in accordance with the relevant provisions of the DGCL, and, as soon as practicable on or after the Closing Date, shall make any and all other filings or recordings required under the DGCL to make the Merger effective.  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State or at such other date or time as Parent and the Company shall agree in writing and shall specify in the Certificate of Merger (the time the Merger becomes effective being the “Effective Time”).

Section 1.4                                    Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the relevant provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

Section 1.5                                    Certificate of Incorporation; Bylaws.

(a)                                                   At the Effective Time, the certificate of incorporation of the Company shall be amended so that it reads in its entirety as set forth in Exhibit A hereto, and, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)                                                   At the Effective Time, and without any further action on the part of the Company or Merger Sub, the bylaws of Merger Sub in effect immediately prior to the Merger (except with respect to the name of the Company) shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the certificate of incorporation of the Surviving Corporation and as provided by applicable Law.

Section 1.6                                    Directors.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

Section 1.7                                    Officers.  The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.

ARTICLE II
EFFECT ON THE CAPITAL STOCK OF THE
CONSTITUENT CORPORATIONS; EXCHANGE OF CERTIFICATES

Section 2.1                                    Conversion of Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub:

(a)                                                   Each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Shares”) issued and outstanding immediately prior to the Effective Time (other than (i) Shares to be cancelled or converted in accordance with Section 2.1(b) and (ii) any Dissenting Shares) shall thereupon be converted automatically into and shall thereafter represent the right to receive the Per Share Merger Consideration in cash, without interest, and subject to deduction for any required withholding Tax.  As of the Effective Time, all Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and shall thereafter only represent the right to receive the Per Share Merger Consideration to be issued or paid in accordance with Section 2.3, without interest.

(b)                                                   Each Share held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.  Each Share (if any) owned by any direct or indirect Subsidiary of the Company shall be converted in connection with the Merger into such number of shares of the Surviving Corporation to maintain its current percentage equity ownership in the Company after the Closing.

(c)                                                    Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of the Surviving Corporation.

(d)                                                   If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period (excluding, in each case, normal quarterly cash dividends), merger or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted, without duplication, to reflect such change.  For the avoidance of doubt, nothing in this Section 2.1(d) shall relieve the Company or its Subsidiaries from the obligations contained in Sections 5.1(b)(iii) and (b)(iv).

Section 2.2                                    Treatment of Options and Other Equity-Based Awards.

(a)                                                   At the Effective Time, each option (each, a “Company Stock Option”) to purchase Shares granted under any employee or director stock option, stock purchase or equity compensation plan, arrangement or agreement of the Company (the “Company Stock Plans”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Stock Option as soon as practicable following (and in all events no more than three (3) Business Days following) the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the excess of the Per Share Merger Consideration over the exercise price per Share under such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option; provided, that if the exercise price per Share of any such Company Stock Option is equal to or greater than the Per Share Merger Consideration, such Company Stock Option shall be cancelled without any cash payment being made in respect thereof.

(b)                                                   Each outstanding share of restricted stock and restricted stock unit granted under any Company Stock Plan (each, a “Company RSU”), whether vested or unvested, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder thereof as soon as practicable following (and in all events no more than three (3) Business Days following) the Effective Time an amount in cash (without interest, and subject to deduction for any required withholding Tax) equal to the product of (i) the Per Share Merger Consideration and (ii) the number of Shares subject to such Company RSU.  With respect to any Company RSUs that vest in whole or in part based on the satisfaction of performance criteria, (a) if the applicable performance period has ended before the Effective Date and the annual audit of the Company’s financial statements has been finalized before the Effective Date, the number of Company RSUs for which payment shall be made to a holder pursuant to the immediately preceding sentence with respect to such Company RSUs shall equal the number of Company RSUs that vested based on actual performance during such period, and (b) if the applicable performance period has not ended before the Effective Date, or if it has ended but the annual audit of the Company’s financial statements has not been finalized before the Effective Date, the number of Company RSUs for which payment shall be made to a holder pursuant to the immediately preceding sentence shall equal (x) the number of such Company RSUs that would vest assuming achievement at the applicable target performance level, (y) multiplied by a fraction (A) the numerator of which is the number of days from the beginning of the applicable performance period to the Effective Date, and (B) the denominator of which is the number of days in the applicable performance period.

(c)                                                    Prior to the Effective Time, the Company shall adopt such resolutions as may be reasonably required to effectuate the provisions of this Section 2.2.

Section 2.3                                    Exchange and Payment.

(a)                                                   Prior to the Effective Time, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a paying agent selected by Parent (that is reasonably satisfactory to the Company) to act as agent for the stockholders of the Company in connection with the Merger (the “Paying Agent”) to receive the aggregate amount of Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1.  At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent cash in an amount sufficient to make all payments pursuant to Section 2.1 (such cash being hereinafter referred to as the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to fund payments due pursuant to this Article II, except as provided in this Agreement.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, incurred by it in connection with the exchange of Shares for the Per Share Merger Consideration and other amounts contemplated by this Article II.

(b)                                                   Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail to each record holder, as of the Effective Time, of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Shares that were converted into the right to receive the Per Share Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates and a duly completed and validly executed letter of transmittal to the Paying Agent and with such other provisions as Parent and the Company shall reasonably agree) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Per Share Merger Consideration payable with respect thereto pursuant to Section 2.1(a).  Upon surrender of a Certificate to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled.  Promptly after the Effective Time and in any event not later than the second Business Day following the Effective Time, the Paying Agent shall issue and deliver to each holder of uncertificated Shares represented by book entry (“Book-Entry Shares”) that delivers to the Paying Agent a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto (or such other evidence of transfer reasonably acceptable to the Paying Agent), a check or wire transfer for the amount of cash that such holder is entitled to receive pursuant to Section 2.1(a) in respect of such Book-Entry Shares, without such holder being required to deliver a Certificate to the Paying Agent, and such Book-Entry Shares shall then be cancelled.  No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Per Share Merger Consideration payable in respect of Certificates or Book-Entry Shares.

(c)                                                    If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.

(d)                                                   Until surrendered as contemplated by this Section 2.3, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration payable in respect of Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, pursuant to Section 2.1(a), without any interest thereon.

(e)                                                    Prior to the Effective Time, Parent and the Company shall cooperate to establish procedures with the Paying Agent and the Depository Trust Company (“DTC”) to ensure that (i) if the Closing occurs at or prior to 11:30 a.m. (New York City time) on the Closing Date, the Paying Agent will transmit to DTC or its nominees on the Closing Date an amount in cash in immediately available funds equal to the number of Shares held of record by DTC or such nominee immediately prior to the Effective Time (excluding any Dissenting Shares) multiplied by the Per Share Merger Consideration (such amount, the “DTC Payment”), and (ii) if the Closing occurs after 11:30 a.m. (New York time) on the Closing Date, the Paying Agent will transmit to DTC or its nominee on the first Business Day after the Closing Date an amount in cash in immediately available funds equal to the DTC Payment.

(f)                                                     All cash paid upon the surrender for exchange of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares.  At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Paying Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.

(g)                                                    The Paying Agent shall invest any cash included in the Payment Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  If for any reason (including investment losses) the cash in the Payment Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Paying Agent hereunder (but subject to Section 2.4), Parent shall promptly deposit cash into the Payment Fund in an amount that is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations.  Any interest and other income resulting from such investments shall be payable to Parent or its designee.

(h)                                                   At any time following the date that is 12 months after the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to Parent or its designee any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such Persons shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Per Share Merger Consideration payable upon due surrender of their Certificate or Book-Entry Shares.  The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Shares for the Per Share Merger Consideration.

(i)                                                       If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Paying Agent, including, if necessary, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration payable in respect thereof pursuant to this Agreement.

Section 2.4                                    Withholding Rights.  Parent, the Surviving Corporation or the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable to any holder of Shares, Company Stock Options, Company RSUs or otherwise pursuant to this Agreement such amounts as Parent, the Surviving Corporation or the Paying Agent is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign Tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Taxing authority by Parent, the Surviving Corporation or the Paying Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.5                                    Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Shares issued and outstanding immediately prior to the Effective Time that are held by any holder who has not voted in favor of the adoption of this Agreement and who is entitled to demand and properly demands appraisal of such Shares pursuant to

Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into the right to receive the Per Share Merger Consideration, unless and until such holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder’s right to appraisal under the DGCL.  Dissenting Shares shall be treated in accordance with Section 262 of the DGCL.  If any such holder fails to perfect or withdraws or loses any such right to appraisal, each such Share of such holder shall thereupon be converted into and become exchangeable only for the right to receive, as of the later of the Effective Time and the time that such right to appraisal has been irrevocably lost, withdrawn or expired, the Per Share Merger Consideration in accordance with Section 2.1(a).  The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Shares, and Parent shall have the right to control, and make decisions in respect of, and otherwise participate in, all negotiations and proceedings with respect to such demands.  The Company shall not, without the prior written consent of Parent, make any payment with respect to, or compromise or settle, or offer to compromise or settle, any such demands.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed or reflected in the Company SEC Documents filed with the SEC prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly cautionary, predictive or forward-looking in nature, in each case, other than any specific factual information contained therein) (provided, that nothing in this clause (a) shall be deemed to modify or qualify the representations and warranties set forth in Section 3.2 or Section 3.7), or (b) as set forth in the corresponding sections or subsections of the disclosure letter delivered by the Company to Parent prior to the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such information is reasonably apparent on the face of the information so disclosed (other than Section 3.2 or Section 3.7, which matters shall only be disclosed by specific disclosure in the respective corresponding section or subsections of the Company Disclosure Letter)), the Company represents and warrants to Parent and Merger Sub as follows:

Section 3.1                                    Organization, Standing and Power.

(a)                                                   Each of the Company and its Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failures to have such power and authority or to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)                                                   The Company has previously furnished or otherwise made available to Parent true and complete copies of the Company’s certificate of incorporation (the “Company Charter”) and bylaws (the “Company Bylaws”) and the certificate of incorporation, bylaws, or comparable organizational documents of each of the Company’s material Subsidiaries, which subsidiaries are set forth on Section 3.1(b) of the Company Disclosure Letter (the “Material Subsidiaries”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.

Section 3.2                                    Capital Stock.

(a)                                                   The authorized capital stock of the Company consists of (a) 130,000,000 Shares and (b) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).  As of December 7, 2012, (i) 24,439,606 Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable and were free of preemptive rights and not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the Company Charter, the Company Bylaws, or any agreement or instrument to which the Company is a party or is otherwise bound, (ii) 217,982 Shares were held in treasury, (iii) no shares of Preferred Stock were outstanding, (iv) an aggregate of 1,978,631 Shares were subject to or otherwise deliverable in connection with the exercise of outstanding Company Stock Options and (v) 714,630 restricted stock units issued under the Company Stock Plans were outstanding.  As of December 7, 2012, other than an aggregate of 191,033 Shares reserved for issuance under future grants under the Company Stock Plans, the Company has no Shares reserved for issuance.  Section 3.2(a) of the Company Disclosure Letter contains a complete and correct list as of December 7, 2012 of (i) each outstanding Company Stock Option, including with respect to each such option, the Company Stock Plan under which such Company Stock Option was granted, the holder, date of grant, exercise price and number of Shares subject thereto, and (ii) all outstanding Company RSUs, including with respect to each such Company RSU, the Company Stock Plan under which such Company RSU was granted, the holder, date of grant, vesting schedule and number of Shares subject thereto.  No Shares are held by any Subsidiary of the Company.

(b)                                                   Except as set forth in this Agreement or in Section 3.2(b) of the Company Disclosure Letter, (A) there are not outstanding any (1) shares of capital stock or other voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, (2) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, or (3) options or other rights to acquire from the Company or any of its Subsidiaries, and no obligation of the Company or any of its Subsidiaries to issue, any capital stock, voting securities or other ownership of voting interest or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the

Company or any of its Subsidiaries, (B) there are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities, or other ownership or voting interest or securities convertible into or exchangeable for capital stock or voting securities of the Company or any of its Subsidiaries or other ownership or voting interest in the Company or any of its Subsidiaries, (C) there are no other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, including any agreements granting any preemptive rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any equity or voting securities of or ownership or voting interest in the Company or any of its Subsidiaries, (D) there are no restricted shares, share appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights issued by the Company or any of its Subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other equity or voting securities of or ownership or voting interests in, the Company or any of its Subsidiaries and (E) neither the Company nor any of its Subsidiaries is party to any agreement, arrangement or understanding (including any voting trusts or proxies, stockholders agreements, “poison pill” or rights agreement or registration rights agreements) with respect to the voting, registration, sale, purchase or transfer of any capital stock or other securities of the Company or any of its Subsidiaries.  There are no bonds, debentures, notes or other Indebtedness of the Company or any of its Subsidiaries having the right to vote (or convertible into, exchangeable for, securities or other interests having the right to vote) on any matter on which stockholders of the Company or the equity holders of the Company’s Subsidiaries may vote.

(c)                                                    Each of the issued and outstanding shares of capital stock or other equity interests of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid, nonassessable and not subject to any preemptive rights and was not issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under applicable Law, the certificate of incorporation, bylaws or comparable organizational documents of the Company’s Subsidiaries, or any agreement or instrument to which the Company’s Subsidiaries are a party or is otherwise bound.  All such shares are owned by the Company or another wholly owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, restrictions on transfer, right of first offer, right of first refusal, agreements, limitations in voting rights, charges or other encumbrances, adverse right, claim or interest (collectively, “Liens”) of any nature whatsoever, other than restrictions imposed by Law.  Except for the Company’s Subsidiaries, the Company does not own any capital stock or other equity or voting interest in, or any interest convertible into or exercisable or exchangeable for any capital stock of or other equity or voting interest in, any other Person.  Section 3.2(c) of the Company Disclosure Letter sets forth (i) a true and complete list of each Subsidiary of the Company as of the date hereof and its jurisdiction of incorporation or organization and (ii) the identity of the holder of each outstanding share of capital stock or other equity interest of each Subsidiary of the Company.

Section 3.3            Authority.

(a)                 The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption of this Agreement and approval of the transactions contemplated hereby by the holders of at least a majority of the issued and outstanding Shares entitled to vote thereon on the record date for the Company Stockholder Meeting (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company and no stockholder votes are necessary to adopt this Agreement or to approve the consummation of the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval and the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL.  This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity.

(b)                 The Board of Directors of the Company (the “Company Board”), acting upon the unanimous recommendation of the Special Committee, has approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.4, has resolved to recommend that the Company’s stockholders adopt this Agreement and approve the transactions contemplated hereby (the “Company Recommendation”).  The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to adopt this Agreement or approve the Merger or the other transactions contemplated hereby.

Section 3.4            No Conflict; Consents and Approvals.

(a)                 The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent organizational documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any federal, state, local or foreign law, constitution, treaty, convention, ordinance, code, rule, regulation, order, judgment, decree, injunction, ruling or similar requirement enacted, adopted, promulgated or applied by a Governmental Entity (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (without giving effect to the exclusion from the definition of Company Material Adverse Effect contained in clause (8) of such definition insofar as such exclusion relates directly to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby) or except as set forth on Section 3.4(a)(iii) of the Company Disclosure Letter.

(b)                 The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization, declaration or permit of, action by, filing with or notification to, any domestic or foreign, federal, state or local governmental, administrative, judicial or regulatory authority (including any stock exchange), agency, court, commission, body, self-regulatory organization or other legislative, judicial or governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and any filings required under the applicable requirements of antitrust or other competition laws of jurisdictions other than the United States or investment laws relating to foreign ownership (“Foreign Antitrust Laws”), (iii) such filings as necessary to comply with the applicable requirements of the New York Stock Exchange (the “NYSE”), (iv) the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (without giving effect to the exclusion from the definition of Company Material Adverse Effect contained in clause (8) of such definition insofar as such exclusion relates directly to the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby).

Section 3.5            SEC Reports; Financial Statements.

(a)                 The Company has timely filed or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, schedules, amendments and supplements thereto and all information incorporated therein by reference) required to be filed by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2010 (all such forms, reports, statements, certificates and other documents filed since January 1, 2010, including those that are filed or furnished after the date of this Agreement and any amendments or supplements thereto, collectively, the “Company SEC Documents”).  As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied (or will comply) as to form in all material respects with the applicable requirements of the

Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) as applicable, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed.  As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained (or will contain) any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)                 The audited consolidated financial statements of the Company (including any related notes and schedules thereto) included or incorporated by reference in the Company SEC Documents, and the unaudited consolidated interim financial statements of the Company (including any related notes and schedules thereto) included or incorporated by reference in the Company SEC Documents, have been (or will be) prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present (or will fairly present) in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated.

(c)                 The Company maintains disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) designed to ensure that material information relating to the Company, including its Subsidiaries, is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and is accumulated and made known on a timely basis to the chief executive officer and the chief financial officer of the Company by others within those entities, as appropriate to allow timely decisions regarding required disclosure.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(d)                 As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received by the Company from the SEC.  To the knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act, and neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(e)                 There are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC that have not been so described in the Company SEC Documents.

(f)                  The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.  Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of the Sarbanes-Oxley Act.

(g)                 Except as set forth on Section 3.5(g) of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries has any Indebtedness and none of their respective assets or properties is subject to any material Lien (other than Permitted Liens).

Section 3.6            No Undisclosed Liabilities.  Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of September 30, 2012 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since September 30, 2012, (c) which have been discharged or paid in full prior to the date of this Agreement, (d) incurred pursuant to the transactions contemplated by this Agreement or (e) that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7            Absence of Certain Changes or Events.  Since October 1, 2012, except as otherwise contemplated or permitted by this Agreement, the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business consistent with past practice.  Since October 1, 2012, there has not been (a) any change, event or occurrence which has had, or would, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect, (b) prior to the date of this Agreement, any declaration, setting aside or payment of any dividend or other distribution in cash, stock, property or otherwise in respect of the Company’s or its Subsidiaries capital stock, except for any dividend or distribution of a Company Subsidiary to the Company or a Company Subsidiary, (c) prior to the date of this Agreement, any redemption, repurchase, or other acquisition of any shares of capital stock of the Company or its Subsidiaries (other than the acquisition of Shares (i) pursuant to the Share repurchase program announced by the Company in its Current Report on Form 8-K filed with the SEC on August 1, 2012 and (ii) tendered by employees or former employees in connection with the cashless exercise or vesting of any grants (including Company Stock Options and Company RSUs), (d) prior to the date of this Agreement, any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto or (e) prior to the date of this Agreement, any material Tax election made by the Company or its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or its Subsidiaries, other than in the ordinary course of business.

Section 3.8            Litigation.  Except as set forth as on Section 3.8 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation (each, an “Action”) pending or, to the knowledge of the Company, threatened (including cease and desist letters or invitations to take a patent license) against the Company or any of its Subsidiaries or any of their respective rights, assets or properties by or before any Governmental Entity and (b) neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 3.9            Compliance with Laws.  The Company and each of its Subsidiaries is in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  The Company and its Subsidiaries have in effect all permits, licenses, exemptions, authorizations, franchises, orders, approvals, registrations, licenses, accreditations and similar approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  All Permits are in full force and effect, except where the failure to be in full force and effect would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.10          Benefit Plans.

(a)                 The Company has provided to Parent a true and complete list of each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”, whether or not subject to ERISA)), “multiemployer plan” (within the meaning of ERISA section 3(37)), and all other material stock purchase, stock option or other equity-based, severance, employment, individual consulting, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other material employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any current or former employee, director or individual independent contractor of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has had or has any present or future liability.  All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the “Company Plans.”  With respect to each Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof and, to the extent applicable:  (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter of the Internal Revenue Service (the “IRS”), if applicable, (iii) any summary plan description and other equivalent written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan and (iv) if applicable, for the two most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports and (D) attorney’s response to an auditor’s request for information.  Except as set forth on Section 3.10(a) of the Company Disclosure Letter, each Company Plan is either exempt from or has been established, documented, maintained and operated in all material respects in compliance with Section 409A of the Code and the applicable guidance issued thereunder.

(b)                 None of the Company, its Subsidiaries or any other entity that is, or at any relevant time was, required to be treated as a single employer with the Company under Section 4001(b)(1) of ERISA or Sections 414(b), (c), (m) or (o) of the Code maintains, contributes to, or has any liability, whether contingent or otherwise, with respect to, and has not within the preceding six (6) years maintained, contributed to or had any liability, whether contingent or otherwise, with respect to any employee benefit plan (as defined in Section 3(3) of ERISA) that is or has been (i) subject to Title IV of ERISA or Section 412 of the Code or subject to Section 4063 or 4064 of ERISA, or (ii) a “multiemployer plan” (within the meaning of ERISA section 3(37).

(c)                 No Company Plan provides welfare benefits or coverage beyond termination of employment except to the extent required under Part 6 of Subtitle B of Title I of ERISA or any similar state law.

(d)                 Except as set forth on Section 3.10(d) of the Company Disclosure Letter, none of the Company Plans provides for payment of a benefit, the increase of a benefit amount, the payment of a contingent benefit or the acceleration of the payment or vesting of a benefit determined or occasioned, directly or in combination with any subsequent event, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby.  The consummation of the transactions contemplated by this Agreement will not, alone or when considered in conjunction with any other event, result in the payment of any “excess parachute payment” as that term is defined in Section 280G of the Code.

(e)                 With respect to the Company Plans, except to the extent that the inaccuracy of any of the representations set forth in this Section 3.10(e) would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(i)            each Company Plan subject to ERISA has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code has occurred with respect to any Company Plan, and all contributions required to be made under the terms of any Company Plan have been timely made;

(ii)           each Company Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination, advisory or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and nothing has occurred since the date of such letter that would reasonably be expected to cause the loss of such qualified status of such Company Plan;

(iii)          there is no Action (including any investigation, audit or other administrative proceeding) by the Department of Labor, the Pension Benefit Guaranty Corporation (the “PBGC”), the IRS or any other Governmental Entity or by any plan participant or beneficiary pending, or to the knowledge of the Company, threatened, relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits) nor are there facts or circumstances that exist that would reasonably be expected to give rise to any such Actions; and

(iv)          the Company and its Subsidiaries do not maintain any Company Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Section 601 of ERISA and Section 4980B(b) of the Code, and the Company and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation.

Section 3.11          Labor Matters.  Except as set forth on Section 3.11 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to, or is bound by or negotiating, any collective bargaining agreement with any labor union or labor organization.  There is no strike, work stoppage, lockout or similar material labor dispute or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company or any of its Subsidiaries, nor has there been any such dispute within the past three years.  To the knowledge of the Company, there are no current union organizing activities by or with respect to any employees of the Company or any of its Subsidiaries, nor have there been any within the past three years.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect: (i) there is no pending or, to the knowledge of the Company, threatened unfair labor practice complaint or labor or employment-related Action against the Company or any of its Subsidiaries; (ii) the Company and each of its Subsidiaries are in compliance with all Laws relating to employment and labor, including without limitation provisions thereof relating to wages, hours, equal opportunity, collective bargaining, employee classification, contractor classification, overtime, meal and rest breaks, terms and conditions of employment and the termination of employment (including any obligations pursuant to the U.S. Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local Law (collectively, the “WARN Act”)); and (iii) neither the Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with or citation by any Governmental Entity relating to employees or employment practices, and there are no pending or, to the knowledge of the Company, threatened investigations, audits or similar proceedings alleging breach or violation of any labor or employment Law.

Section 3.12          Environmental Matters.

(a)                 Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:  (i) the Company and each of its Subsidiaries are, and since January 1, 2007 have been, in compliance with all applicable Environmental Laws, and possess and are in compliance with all applicable Environmental

Permits required under such Environmental Laws to operate as they presently operate; (ii) there are no Hazardous Materials at any property or facility currently or formerly owned or operated by the Company or any of its Subsidiaries, except under circumstances that would not reasonably be expected to result in liability of the Company or any of its Subsidiaries under any Environmental Law; (iii) neither the Company nor any of its Subsidiaries has received any written notification alleging that it is liable for, or request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Hazardous Materials at any location except, with respect to any such notification or request for information concerning any such release or threatened release, to the extent such matter has been resolved with the appropriate foreign, federal, state or local regulatory authority or otherwise; (iv) neither the Company nor any of its Subsidiaries has received any written claim or complaint, or is presently subject to any Action or proceeding, relating to any Environmental Laws or any other liabilities pursuant to Environmental Laws, and to the knowledge of the Company, no such matter has been threatened in writing; (v) neither the Company nor any of its Subsidiaries has disposed, arranged to dispose, released, or threatened to release Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability under any Environmental Laws; and (vi) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has contractually assumed or provided indemnity against liabilities of any other Person under Environmental Laws.

(b)                 For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i)            “Environmental Laws” means all foreign, federal, state, or local laws, common law, statutes, regulations, ordinances, codes, orders, judgments or decrees or other requirements having force of law relating to protecting natural resources or the environment, including the quality of the ambient air, soil, surface water or groundwater, or to the extent relating to exposure to Hazardous Substances, human health or safety.

(ii)           “Environmental Permits” means all Permits, licenses, registrations, and other authorizations required under applicable Environmental Laws.

(iii)          “Hazardous Materials” means any wastes, pollutants, contaminants, materials or substances, defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act or the federal Resource Conservation and Recovery Act, or that would otherwise reasonably be expected to result in liability under Environmental Laws, including, without limitation petroleum, petroleum products, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, toxic mold and radon.

Section 3.13          Taxes.  Except for failures, violations, inaccuracies, omissions or proceedings that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a)                 all Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true and complete in all material respects;

(b)                 the Company and its Subsidiaries have paid in full all Taxes due and payable and, for Taxes not yet due and payable, have made adequate provision on the latest balance sheet included in the Company’s Quarterly Report on Form 10-Q for the fiscal year ended September 30, 2012 in accordance with GAAP;

(c)                 neither the Company nor any of its Subsidiaries is delinquent in the payment of any material Tax;

(d)                 no Liens for Taxes exist with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet delinquent;

(e)                 except as set forth on Section 3.13(e) of the Company Disclosure Letter, as of the date of this Agreement, there are no material audits, examinations or other proceedings now pending, or to the knowledge of the Company, threatened in writing against or with respect to the Company or any of its Subsidiaries with respect to any material Tax or Tax Return; and

(f)                  no assessment of Tax has been proposed in writing against the Company or any of its Subsidiaries or any of their assets or properties and the Company knows of no grounds for any such assessment;

(g)                 there are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period;

(h)                 neither the Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income Tax Return (other than the group to which they are currently members and the common parent of which is the Company), or (ii) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract, or otherwise;

(i)                  neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing agreement or similar Contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person;

(j)                  neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any

(i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state or local income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law), (iv) installment sale or open transaction entered into on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date or (vi) Section 108(i) of the Code;

(k)                 none of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable;

(l)                  neither the Company nor any of its Subsidiaries has engaged in any transaction that could give rise to (i) a registration obligation with respect to any Person under Section 6111 of the Code or the regulations thereunder, (ii) a list maintenance obligation with respect to any Person under Section 6112 of the Code or the regulations thereunder, or (iii) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder; and

(m)                as used in this Agreement:

(i)            “Taxes” means any federal, state, provincial, local or foreign taxes of whatever kind or nature imposed by a Governmental Entity, including any income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code Section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar) unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, and including all interest, penalties and additions imposed with respect to such amounts.

(ii)           “Tax Returns” means any returns, declarations, statements, reports, schedules, forms and information returns, claims for refund relating to Taxes, including any schedule or attachment thereto, and including any amendment thereto.

Section 3.14          Contracts.

(a)                 Except for this Agreement and except as filed with the SEC, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or any Contract:

(i)            in connection with which or pursuant to which the Company or any of its Subsidiaries will spend or receive (or are expected to spend or receive), in the aggregate, more than $5,000,000 during the current fiscal year or during the next fiscal year or that is a Contract with a Governmental Entity;

(ii)           that contains any non-competition or other covenants that prohibit or otherwise restrict in any material respect the Company or any of its Subsidiaries or Affiliates from freely engaging in business anywhere in the world (including any agreement restricting the Company or any of its Subsidiaries or Affiliates from competing in any line of business or in any geographic area or that grants to any party most-favored nation or similar rights affecting Parent or any of its Affiliates (other than the Surviving Corporation and its direct and indirect Subsidiaries) following the Effective Time);

(iii)          (A) relating to the disposition or acquisition by the Company or any of its Subsidiaries after the date of this Agreement of a material amount of assets, or (B) pursuant to which the Company or any of its Subsidiaries will acquire after the date of this Agreement any ownership interest in any other Person or other business enterprise;

(iv)          with respect to any material acquisition pursuant to which the Company or any of its Subsidiaries has (A) any continuing indemnification obligations or (B) any “earn-out” or other contingent payment obligations greater than $1,000,000;

(v)           relating to the borrowing of money, extension of credit, surety bonds or guarantees of Indebtedness, in each case, in excess of $1,000,000 or that relates to a swap or hedging transaction or other derivative agreement for a net amount in excess of $1,000,000;

(vi)          that involves any joint venture, partnership or similar arrangement;

(vii)         that relates to any settlement (A) with a Governmental Entity or (B) pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration in excess of $5,000,000 or that contains any restrictions on the business activities of the Company or any of its Subsidiaries;

(viii)        that is between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer) of the Company or any of its Subsidiaries, on the other hand; and

(ix)          under which rights are granted by or to the Company or any of its Subsidiaries in or under material Intellectual Property, excluding any Contract under which (A) commercially available software is licensed to the Company or any of its Subsidiaries on a non-exclusive basis and which Contract has an aggregate annual value of less than $1,000,000 and (B) a non-exclusive license is granted by the Company or any of its Subsidiaries to a customer in the ordinary course of business

(each such Contract as described in this Section 3.14(a), whether or not filed with the SEC, a “Material Contract”).

(b)                 Section 3.14(a) of the Company Disclosure Letter sets forth a complete and correct list as of the date of this Agreement of all Material Contracts.  Complete and correct copies of each Material Contract have been made available to Parent prior to the date of this Agreement.

(c)                                                    Each Material Contract is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, there is no actual or alleged violation of or default under any Material Contract by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto and neither the Company nor any of its Subsidiaries has received written notice of any such default or event, or of any termination or non-renewal of any Material Contract, except where such default or event, or any such termination or non-renewal would not, individually or in the aggregate, be reasonably expected to constitute a Company Material Adverse Effect.

Section 3.15                             Insurance.

(a)                                                   Section 3.15 of the Company Disclosure Letter lists each material insurance policy maintained by or for the benefit of the Company and its Subsidiaries.  Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, (b) no written notice of cancellation or modification has been received by the Company or any of its Subsidiaries and (c) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies.  The Company has made available to Parent prior to the date hereof a true and complete copy of each insurance policy listed on Section 3.15 of the Company Disclosure Letter.

Section 3.16                             Properties.

(a)                                                   Section 3.16 of the Company Disclosure Letter sets forth a true and complete list of all real property and interests in real property owned in fee by the Company or one of its Subsidiaries (the “Owned Real Property”).  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good, valid and marketable fee title to all of their respective Owned Real Property and good title to all of its tangible personal property and has valid leasehold interests pursuant to leases (each, a “Lease”) in each parcel of real property leased by the Company or its Subsidiaries (the “Leased Real Property”), necessary or material to the conduct of their respective businesses as currently conducted, free and clear of all Liens (except in all cases for those permissible under any applicable loan agreements and indentures and for Liens, whether or not of record, which do not materially impair the value of or materially affect the continued use or occupancy of the property subject to such Lien for the purposes for which the property is currently being used) assuming the timely discharge of all obligations owing under or related to the Owned Real Property, the tangible personal property and the Leased Real Property.  No representation is made under this Section 3.16 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.17.

(b)                                                   Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:  (i) each Lease is valid and binding on the Company or Subsidiary party to such Lease, as applicable, and is in full force and effect; (ii) neither the Company nor any of its Subsidiaries is in material breach or material default under any such Lease; and (iii) no event has occurred or circumstance exists which, with the delivery of notice, passage of time or both, would constitute such a breach or default by any of the Company or its Subsidiaries or permit the termination, modification or acceleration of rent by any third party under such Lease.  The Company has made available to Parent true and complete copies of each material Lease as of the date hereof.

Section 3.17                             Intellectual Property.  Section 3.17 of the Company Disclosure Letter sets forth a true and complete list of all registered trademarks, service marks or trade names, patents, patent applications, registered copyrights, applications to register copyright and domain names owned by the Company or any of its Subsidiaries on the date hereof and that are material to the businesses of the Company and its Subsidiaries, taken as a whole (collectively, “Company Registered IP”).  Except as disclosed in Section 3.17 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) the Company or one its Subsidiaries exclusively owns, free and clear of all Liens, all of the items on Section 3.17 of the Company Disclosure Letter and all other material proprietary intellectual property, and owns or has been granted a license to use all other intellectual property that the Company or any of its Subsidiaries are using in the conduct of their respective businesses as currently conducted; (b) there are no pending or, to the knowledge of the Company, threatened claims (including “cease and desist” letters or invitations to take a patent license), Actions or proceedings by any person alleging infringement or misappropriation by the Company or any of its Subsidiaries of the intellectual property rights of such person or challenging the validity, enforceability or ownership of, or the right to use, any intellectual property owned by the Company or any of its Subsidiaries; (c) the conduct of the businesses of the Company and its Subsidiaries as currently conducted does not infringe or misappropriate any intellectual property rights of any person; (d) to the knowledge of the Company, no person is infringing or misappropriating any intellectual property owned by the Company or any of its Subsidiaries; (e) the Company and its Subsidiaries have taken reasonable actions to protect the confidentiality of their trade secrets and the operation, continuity and security of their material software, systems and networks (and the data therein) (“Systems”); (f) in the past 18 months there have been no material failures, breaches or interruptions of any material Systems that could not be promptly resolved without material cost or harm; (g) the material Systems are free from material defect, bug, virus, malware, error or other contaminant or corruptant that would materially impair their functionality; and (h) neither the Company nor any Subsidiary has distributed any proprietary software of the Company or such Subsidiary in a manner that subjects such proprietary software to the terms of an “open source” or similar license that would require the Company or such Subsidiary to license or make available the source code of such proprietary software in connection therewith.

Section 3.18                             State Takeover Statutes.  Assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8, no “fair price,” “moratorium,” “control share acquisition” or similar anti-takeover Law (collectively, “Takeover Laws”) enacted under any state Laws in the United States apply to this Agreement or any of the transactions contemplated hereby.

Section 3.19                             Affiliate Transactions.  Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof, and for those items set forth on Section 3.19 of the Company Disclosure Letter, no executive officer or director of the Company is a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing within the last 12 months.

Section 3.20                             Brokers.  No broker, investment banker, financial advisor or other Person, other than Greenhill & Co., LLC (the fees and expenses of which are set forth on Section 3.20 of the Company Disclosure Letter and will be paid by the Company), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries or Representatives.

Section 3.21                             Opinion of Financial Advisor.  Greenhill & Co., LLC has delivered to the Special Committee its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of such date, the Per Share Merger Consideration is fair, from a financial point of view, to the holders of Shares.  The Company has furnished, or promptly after execution of this Agreement will furnish (for informational purposes only), a complete and correct signed copy of such opinion to Parent.

Section 3.22                             No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement.  Neither the Company nor any other Person will have or be subject to any liability to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the transactions contemplated by this Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF
PARENT AND MERGER SUB

Parent and Merger Sub, jointly and severally, represent and warrant to the Company as follows:

Section 4.1                                    Organization, Standing and Power.

(a)                                                   Each of Parent, Holdings and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its assets or properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to be so qualified or licensed or in good standing as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.  For purposes of this Agreement, “Parent Material Adverse Effect” means any event, change, occurrence or effect that would prevent, materially delay or materially impede the performance by Parent or Merger Sub of its obligations under this Agreement or the consummation of the transactions contemplated hereby.

(b)                                                   Parent has previously furnished to the Company a true and complete copy of the certificate of incorporation and bylaws (or similar governing instruments), of each of Parent, Holdings and Merger Sub, in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect.

Section 4.2                                    Authority.  Trident Private Holdings II, LLC, a Delaware limited liability company and direct, wholly owned subsidiary of Parent (“Holdings”), as the sole stockholder of Merger Sub, will adopt this Agreement promptly following its execution, and, promptly after execution of this Agreement, Parent will furnish evidence that Holdings has adopted this Agreement.  No vote of holders of capital stock of Parent is necessary to approve and adopt this Agreement, the Merger and the other transactions contemplated hereby, including the Financing.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby.  The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by the Board of Managers of Parent and the Board of Directors of Merger Sub and, subject to Holdings’ adoption of this Agreement promptly following its execution, no other corporate proceedings on the part of Parent, Holdings or Merger Sub are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger, to the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of Parent and Merger Sub, enforceable against each of them in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity).

Section 4.3                                    No Conflict; Consents and Approvals.

(a)                                                   The execution, delivery and performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby, and the approval by Holdings of the execution, delivery and performance of this Agreement by Merger Sub and of the consummation by Merger Sub of the transactions contemplated hereby, do not and will not (i) conflict with or violate the certificate of incorporation or bylaws or similar governing instruments of Parent, Holdings or Merger Sub, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, Holdings or Merger Sub or by which any of their respective properties or assets are bound, or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent, Holdings or Merger Sub is a party or by which Parent, Holdings or Merger Sub or any of their respective properties or assets are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(b)                                                   The execution, delivery and performance of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the transactions contemplated hereby, and the approval by Holdings of the execution, delivery and performance of this Agreement by Merger Sub and of the consummation by Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the HSR Act and any filings required under Foreign Antitrust Laws, (iii) such filings as necessary to comply with the applicable requirements of the NYSE, (iv) the filing with the Delaware Secretary of State of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

Section 4.4                                    Litigation.  Except as would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, or any of their respective properties or assets, by or before any Governmental Entity and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties or assets, is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity.

Section 4.5                                    Operations of Holdings and Merger Sub.  Each of Holdings and Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have incurred no liabilities or obligations other than as contemplated herein.  All of the issued and outstanding limited liability company interests of Holdings are, and at the Effective Time will be, owned by Parent.  The authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.01 per share, 100 of which are validly issued and outstanding.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Holdings.

Section 4.6                                    Financing.

(a)                                                   Parent has delivered to the Company unredacted copies of (i) an executed debt commitment letter and fee letter, including all annexes, exhibits, schedules and other attachments thereto (other than the fees set forth therein, which have been redacted) (the “Debt Financing Commitment”), pursuant to which the lenders and the other parties thereto (the “Debt Financing Sources”) have agreed, subject to the terms and conditions set forth therein, to provide debt financing in an amount set forth therein (the “Debt Financing”) and (ii) executed equity commitment letters, including all annexes, exhibits, schedules and other attachments thereto (the “Equity Financing Commitments” and, together with the Debt Financing Commitment, the “Financing Commitments”), pursuant to which Sponsor and the other investors party thereto (collectively, the “Equity Financing Sources” and, together with the Debt Financing Sources, the “Financing Sources”) have committed to provide equity financing in the respective amounts, and subject to the terms and conditions, set forth therein (the “Equity Financing” and, together with the Debt Financing, the “Financing”).

(b)                                                   As of the date of this Agreement, none of the Financing Commitments have been amended or modified, and the respective commitments contained therein have not been withdrawn or rescinded, nor is any such amendment, modification, withdrawal or rescission currently contemplated or the subject of current discussions.  As of the date of this Agreement, the Financing Commitments are in full force and effect and constitute the legal, valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)                                                    There are no conditions precedent directly or indirectly related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Commitments.  Other than the Financing Commitments, and the Interim Investors Agreement, dated as of the date hereof, by and among the Equity Financing Sources (a copy of which has been provided to the Company), there are no other contracts, arrangements or understandings (written or oral) directly or indirectly related to the

Financing (except for customary fee letters and engagement letters relating to the Debt Financing, a copy of each of which has been provided to the Company, with only the fee amounts redacted).

(d)                                                   As of the date hereof, (i) no event has occurred that (with or without notice or lapse of time, or both) would constitute a breach or default under the Financing Commitments, (ii) Parent is not aware of any fact, event or other occurrence that makes any of the representations or warranties of Parent in any of the Financing Commitments inaccurate in any material respect, and (iii) Parent has no reason to believe that any of the conditions in the Financing Commitments will fail to be timely satisfied or that the full amount of the Financing will not be funded at the Closing.

(e)                                                    Parent has fully paid any and all commitment fees or other fees required by the terms of the Financing Commitments to be paid on or before the date of this Agreement.

(f)                                                     As of the date hereof, assuming the accuracy of the representations and warranties set forth in Section 3.2, the aggregate proceeds contemplated by the Financing Commitments, together with up to $10 million of cash or cash equivalents held by the Company as of the Effective Time, will be sufficient for Parent to consummate the transactions contemplated hereby, including the payment of all amounts required to be paid by Parent pursuant to Article II, and the payment of all related fees and expenses.

Section 4.7                                    Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.  The vote or consent of Holdings, as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to adopt this Agreement or approve the Merger or the other transactions contemplated hereby.

Section 4.8                                    Ownership of Shares.  Neither Parent, Holdings nor Merger Sub nor any of Parent’s Affiliates owns (directly or indirectly, beneficially or of record) any Shares or holds any rights to acquire or vote any Shares, except pursuant to this Agreement.

Section 4.9                                    Solvency.

(a)                                                   Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, or, to the extent permitted by applicable Law, waiver of such conditions, (ii) the Company is Solvent immediately prior to the Effective Time and (iii) the most recent financial forecasts of the Company and its Subsidiaries made available to Parent have been prepared in good faith upon assumptions that were reasonable at the time such forecasts were prepared and continue to be reasonable, and after giving effect to the transactions contemplated by this Agreement, including the Financing, the payment of the (A) aggregate amount of Per Share Merger Consideration payable to holders of Shares pursuant to Section 2.1, (B) the aggregate amount payable to holders of Company Options pursuant to Section 2.2(a), (C) the aggregate amount payable to holders of Company RSUs pursuant to Section 2.2(b) and (D) all other amounts required to be paid in connection with the consummation of the transactions contemplated hereby (including the payment of all related fees and expenses and the repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments), the Surviving Corporation will be Solvent as of the Effective Time and immediately after the Effective Time.

(b)                                                   For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination, (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed the sum of (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature.  For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, as of such date, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.10                             Brokers.  No broker, investment banker, financial advisor or other Person, other than UBS Securities LLC, Macquarie Capital (USA) Inc. and their respective Affiliates, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.11                             Non-reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements.  In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking information, as well as in such business plans, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, Affiliates or Representatives, with respect thereto.

Section 4.12                             Absence of Certain Agreements.  As of the date hereof, neither Parent nor any of its Affiliates has entered into any Contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any Contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than, on a per Share basis, the Per Share Merger Consideration or amounts owed to such stockholder pursuant to Section 2.2(a) and Section 2.2(b), or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or agrees to vote against any Superior Proposal, (b) any Person (other than Sponsor, the other Equity Financing Sources or any of their respective Affiliates or limited partners) has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance in whole or in part the Merger or (c) any current employee of the Company has agreed to (x) remain as an employee of the Company or any of its Subsidiaries following the Effective Time at compensation levels in excess of levels currently in effect (other than pursuant to any employment Contracts with the Company and its Subsidiaries in effect as of the date hereof), (y) contribute or roll-over any portion of such employee’s Shares, Company Stock Options, Company RSUs, or other equity awards to the Company or its Subsidiaries or Parent of any of its Affiliates or (z) receive any capital stock or equity securities of the Company or any of its Subsidiaries or Parent or its Affiliates.

Section 4.13                             Limited Guarantee.   Concurrently with the execution of this Agreement, Sponsor has delivered to the Company the Limited Guarantee.  The execution, delivery and performance by the Sponsor of the Limited Guarantee and the consummation by the Sponsor of the transactions contemplated thereby have been duly and validly authorized by all necessary corporate action.  The Limited Guarantee has been duly executed and delivered by the Sponsor and constitutes the legal, valid and binding obligations of the Sponsor, enforceable against the Sponsor in accordance with its terms, except to the extent enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

Section 4.14                             Interests in Competitors.  As of the date of this Agreement, neither Parent nor Merger Sub owns any interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Merger Sub under the HSR Act, in any entity or Person that derives a substantial portion of its revenue from a line of business that competes with the Company’s principal lines of business.  Parent will promptly update the Company concerning any such interest that it or any of its Affiliates acquires after the date hereof.

Section 4.15                             No Other Representations or Warranties.  Except for the representations and warranties contained in this Article IV, the Company acknowledges that none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company

Section 4.16                             Access to Information.  Parent and Merger Sub each acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person regarding the Company and its Subsidiaries, except as expressly set forth in Article III.

ARTICLE V
COVENANTS

Section 5.1                                    Conduct of Business of the Company.

(a)                                                   The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly contemplated or permitted by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law or (iv) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, (A) conduct its business in the ordinary course in compliance in all material respects with all applicable Laws, and (B) use its reasonable best efforts to preserve intact its business organization and preserve its present relationships and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors and other Persons with which it has material business relations.

(b)                                                   Between the date of this Agreement and the Effective Time, except (w) as expressly contemplated or permitted by this Agreement, (x) as disclosed in Section 5.1(b) of the Company Disclosure Letter, (y) as required by applicable Law or (z) unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed, except for clause (b)(ii) below, in respect of which Parent may give or withhold its consent in its sole and absolute discretion), neither the Company nor any of its Subsidiaries shall:

(i)                                     amend or otherwise change its certificate of incorporation or bylaws or any similar governing instruments;

(ii)                                  issue, deliver, sell, pledge, grant, transfer, dispose of or encumber any shares of its capital stock or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire any shares of its capital stock, except (A) pursuant to the exercise of Company Stock Options or settlement of other awards outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments or (B) the issuance of Shares upon the settlement of Company RSUs in accordance with the terms of such instruments;

(iii)                               declare, set aside, establish a record date for, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to its other Subsidiaries);

(iv)                              adjust, split, subdivide, combine, reclassify, redeem, repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (except for the acquisition of Shares tendered by employees or former employees in connection with the cashless exercise or surrender of any grants (including Company Stock Options and Company RSUs)), or reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock;

(v)                                 (A) merge or consolidate with any other Person, (B) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any rights, properties or assets with a value or purchase price in the aggregate in excess of $1,000,000 in any transaction or series of related transactions, other than purchases of inventory and other rights, properties or assets in the ordinary course of business or pursuant to existing Contracts or (C) sell, abandon, allow to lapse or expire, or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any rights, properties or assets with a value or purchase price in the aggregate in excess of $1,000,000, other than sales or dispositions of inventory and other rights or assets in the ordinary course of business or pursuant to existing Contracts;

(vi)                              other than in the ordinary course of business consistent with past practice or as set forth on Section 5.1(b)(vi) of the Company Disclosure Letter, enter into, suspend, abrogate, materially amend, fail to renew, cancel or terminate any Material Contract or any material Permit affecting (or in any way relating to) the assets, properties, rights or business of the Company and its Subsidiaries;

(vii)                           authorize any material new capital expenditures which are, in the aggregate, in excess of the Company’s capital expenditure budget set forth on Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii)                        (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur any indebtedness for borrowed money or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or any of its Subsidiaries or (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries), in each case, in excess of $1,000,000 in the aggregate;

(ix)                              except to the extent required by applicable Law (including Section 409(A) of the Code) or pursuant to any arrangement in effect as of the date hereof, (A) increase the compensation or benefits of any director or employee of the Company or any of its Subsidiaries, other than increases in base salary in the ordinary course of business consistent with past practice for any employee, other than those employees set forth on Section 5.1(b)(ix) of the Company Disclosure Letter (the “Excluded Employees”), (B) amend or adopt any compensation or benefit plan including any Company Plan, pension, retirement, profit-sharing, bonus, severance or other employee benefit or welfare benefit plan with or for the benefit of any current or former director or employee of the Company or any of its Subsidiaries or (C) accelerate the vesting of, or the lapsing of restrictions with respect to, any stock options or other stock-based compensation;

(x)                                 implement or adopt any material change in its financial accounting principles, policies or practices, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xi)                              (A) make or change any Tax election, (B) adopt or change any accounting method with respect to Taxes, (C) file any material amendment to any Tax Return with respect to any Taxes, (D) enter into any closing agreement, (E) settle or compromise any proceeding with respect to any Tax claim or assessment, (F) surrender any right to claim a refund of material Taxes or (G) consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xii)                           adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization (other than the Merger and the Internal Restructuring);

(xiii)                        fail to use reasonable efforts to maintain in full force and effect existing insurance policies or comparable replacement policies to the extent available for a similar reasonable cost;

(xiv)                       create or incur any Lien on any material asset other than (A) any immaterial Lien incurred in the ordinary course of business consistent with past practice or (B) Permitted Liens;

(xv)                          except with respect to the matters set forth on Section 5.1(b)(xv) of the Company Disclosure Letter, compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business consistent with past practice that involve only the payment of money damages (A) not in excess of $1,000,000 in the aggregate or (B) consistent with the reserves reflected in the Company’s balance sheet at December 31, 2011;

(xvi)                       enter into any new line of business material to the Company and its Subsidiaries, taken as a whole;

(xvii)                    effectuate or permit a “plant closing” or “mass layoff,” as those terms are defined in the WARN Act, affecting in whole or in part any site of employment, facility, operating unit or employee of the Company or any of its Subsidiaries; or

(xviii)                 agree to take any of the actions described in Sections 5.1(b)(i) through 5.1(b)(xvii).

Section 5.2                                    Conduct of Business of Parent and Merger Sub Pending the Merger.  From and after the date hereof and prior to the Effective Time, and except as may otherwise be required by applicable Law, each of Parent and Merger Sub agree that it shall not, directly or indirectly, take any action which is intended to or which would reasonably be expected to (a) materially adversely affect or materially delay the ability of Parent or Merger Sub to (i) obtain any necessary approvals of any Governmental Entity necessary for the consummation of the transactions contemplated hereby or (ii) perform its covenants or agreements pursuant to this Agreement, (b) cause its representations and warranties set forth in Article IV to be untrue in any material respect, (c) cause the Financing to be unavailable at the Closing or (d) otherwise, individually or in the aggregate, have a Parent Material Adverse Effect.

Section 5.3                                    No Control of Other Party’s Business.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

Section 5.4                                    Acquisition Proposals; Go-Shop.

(a)                                                   Go-Shop Period.  Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the 30th calendar day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective Representatives shall have the right to:  (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that could constitute Acquisition Proposals, including by way of providing access to nonpublic information to any Person if the Company receives from such Person an executed Acceptable Confidentiality Agreement (provided, that the Company shall promptly make available to Parent and Merger Sub any material nonpublic information concerning the Company or its Subsidiaries that the Company provides to any Person given such access that was not previously made available to Parent or Merger Sub), and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of

Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals, including through the waiver or release by the Company, at the sole discretion of the Special Committee, of any preexisting standstill or similar agreements with any Persons.

(b)                                                   No Solicitation or Negotiation.  Except as expressly permitted by this Section 5.4 (including Section 5.4(c)) and except as may relate to any Excluded Party (for so long as such Person or group of Persons is an Excluded Party) until the Cut-Off Date, the Company and its Subsidiaries and their respective officers and directors shall, and the Company shall use its reasonable best efforts to instruct and cause its and its Subsidiaries’ other Representatives to, (i) at 12:00 a.m. on the 31st calendar day after the date of this Agreement (the “No-Shop Period Start Date”) immediately cease and terminate any and all existing activities, discussions or negotiations with any Persons (other than Parent, Merger Sub and their respective Representatives) that may be ongoing with respect to an Acquisition Proposal and (ii) from the No-Shop Period Start Date, (A) to the extent permitted by any applicable confidentiality agreement, demand that any Person (or its Representatives) in possession of confidential information about the Company that was furnished by or on behalf of the Company return or destroy all such information, (B) immediately terminate access to any Person (other than Parent, Merger Sub, Sponsor, the Financing Sources and their respective Representatives) to any data room maintained by the Company with respect to the transactions contemplated by this Agreement, and (C) until the earlier of the Effective Time or the termination of this Agreement in accordance with Article VII, not (1) initiate, solicit or knowingly encourage any inquiries or the making of any proposal or offer that constitutes an Acquisition Proposal, (2) engage in, enter into, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or its Subsidiaries to any Person relating to, any Acquisition Proposal, or (3) otherwise knowingly facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt by any Person to make an Acquisition Proposal, or publicly propose to do any of the foregoing.

(c)                                                    Conduct Following No-Shop Period Start Date.  Notwithstanding anything in Section 5.4(b) to the contrary, but subject to the last sentence of this Section 5.4(c), at any time following the No-Shop Period Start Date and prior to the time, but not after, the Company Stockholder Approval is obtained, if the Company receives a written Acquisition Proposal (that did not result from a breach of this Section 5.4) from any Person, the Company and its Representatives may contact such Person to clarify the terms and conditions thereof and (i) the Company and its Representatives may provide nonpublic information and data concerning the Company and its Subsidiaries in response to a request therefor by such Person if the Company receives from such Person an executed Acceptable Confidentiality Agreement (provided, that the Company shall promptly make available to Parent and Merger Sub any material nonpublic information or data concerning the Company or its Subsidiaries that the Company made available to any Person given such access which was not previously made available to Parent or Merger Sub), and (ii) the Company and its Representatives may engage or participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clause (i) or (ii) above, (x) the Special

Committee determines in good faith (after the Special Committee’s consultation with outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law and (y) the Special Committee determines in good faith (after the Special Committee’s consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or could reasonably be expected to result in a Superior Proposal.  For the avoidance of doubt, notwithstanding the occurrence of the No-Shop Period Start Date, the Company may continue to engage in the activities described in Section 5.4(a) (subject to the limitations and obligations set forth therein) with respect to, and the restrictions in Section 5.4(b) shall not apply to, any Excluded Party (for so long as such Person or group of Persons is an Excluded Party), including with respect to any amended proposal submitted by any Excluded Parties following the No-Shop Period Start Date, until the date that is 30 days following the No-Shop Period Start Date (the “Cut-Off Date”).

(d)                                                   Definitions.  For purposes of this Agreement:

(i)                                     “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the revenues or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger.

(ii)                                  “Excluded Party” means any Person, group of Persons or group that includes any Person or group of Persons from whom the Company has received during the Go-Shop Period a written Acquisition Proposal that the Special Committee believes in good faith is, or could reasonably be expected to result in, a Superior Proposal.

(iii)                               “Superior Proposal” means a bona fide Acquisition Proposal (that did not result from a material breach by the Company of this Section 5.4) (with the percentages set forth in the definition of such term changed from 20% to 50%), that the Special Committee has determined in its good faith judgment (after consultation with its financial advisor and outside legal counsel) (A) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of such proposal and the Person making the proposal (including the expected timing and likelihood of consummation, taking into account any governmental and other approval requirements), and (B) if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the transaction contemplated by this Agreement (including any revisions to the terms of this Agreement proposed by Parent pursuant to Section 5.4(h)).

(iv)                              “Acceptable Confidentiality Agreement” means (A) any confidentiality agreement to which the Company is a party as of the date hereof or (B) a confidentiality agreement containing terms that are not materially more favorable, in the aggregate, than the material terms contained in the Confidentiality Agreement (which confidentiality agreement need not prohibit the making or amendment of an Acquisition Proposal or otherwise contain any standstill or similar provision).

(e)                                                    No Change in Recommendation or Alternative Acquisition Agreement.  Except as set forth in this Section 5.4(e), Section 5.4(f), Section 7.1(c)(ii) or Section 7.1(c)(iv), the Company Board and each committee thereof, including the Special Committee, shall not:

(i)                                     withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation or fail to include the Company Recommendation in the proxy statement to be sent to the stockholders of the Company in connection with the Company Stockholders Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”);

(ii)                                  authorize, adopt, approve, recommend or otherwise declare advisable, or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise), an Acquisition Proposal (any of the foregoing in clauses (i) or (ii), a “Change of Recommendation”) (it being understood that the Company Board may elect, upon recommendation of the Special Committee, to take no position with respect to an Acquisition Proposal, and shall not be considered to have made a Change in Recommendation; provided, that with respect to the commencement of an Acquisition Proposal pursuant to Rule 14d-2 under the Exchange Act, the Company Board may elect, upon recommendation of the Special Committee, to take no position with respect to such Acquisition Proposal until the close of business as of the tenth Business Day after commencement of such proposal, and shall not be considered to have made a Change in Recommendation); or

(iii)                               cause or permit the Company to enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than an Acceptable Confidentiality Agreement if permitted under Section 5.4(a) or Section 5.4(b)) (an “Alternative Acquisition Agreement”) relating to any Acquisition Proposal.

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time, but not after, the Company Stockholder Approval is obtained, but only after compliance with Section 5.4(h), the Company Board, acting upon the recommendation of the Special Committee, may (1) take the actions specified in Section 5.4(e)(i) or Section 7.1(c)(iv) in connection with an event, fact, development or occurrence that affects the business, assets or operations of the Company that is unknown to the Company Board as of the date of this Agreement and thereafter becomes known to the Company Board (an “Intervening Event”) or (2) effect a Change of Recommendation or take the actions specified in Section 7.1(c)(ii) with respect to any Acquisition Proposal that the Special Committee believes in good faith (after consultation with its financial advisor and outside legal counsel) is a Superior Proposal if, in the case of either clause (1) or (2), the Special

Committee determines in good faith (after consultation with outside legal counsel) that failure to do so would be inconsistent with its fiduciary obligations under applicable Law.

(f)                                                     Certain Permitted Disclosure.  Nothing contained in this Section 5.4 shall be deemed to prohibit the Company or the Company Board or any committee thereof, including the Special Committee, from (i) complying with its disclosure obligations under U.S. federal or state law with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communications to the stockholders of the Company); provided, that any such disclosure (other than (x) issuing a “stop, look and listen” statement in accordance with the Exchange Act pending disclosure of its position thereunder or (y) an express rejection of any Acquisition Proposal or an unqualified reaffirmation of the Company Recommendation) shall be deemed to be a Change of Recommendation, unless the Company Board expressly, publicly and unconditionally reaffirms the Company Recommendation within four (4) Business Days following any request by Parent for such reaffirmation (it being agreed that Parent may make only one such request with respect to any single such disclosure).

(g)                                                    Notice.  Within 48 hours following the No-Shop Period Start Date, the Company shall notify Parent in writing of the identity of each Excluded Party (to the extent not prohibited by any applicable confidentiality agreement) and provide Parent with a description of the status of any discussions with such Excluded Party and provide to Parent an unredacted copy of any written (or a written summary of the material terms and conditions of any non-written) Acquisition Proposal received from such Excluded Party, including any financing commitments (including redacted fee letters) relating thereto (to the extent not prohibited by any applicable confidentiality agreement and such financing commitments).  From and after the No-Shop Period Start Date, the Company agrees that it will promptly (and, in any event, within 48 hours) notify Parent if any proposal or offer with respect to an Acquisition Proposal (or any inquiry that would reasonably be expected to lead to an Acquisition Proposal) is received by, any information or access to the Company’s properties, assets, books or records is requested from, or any discussions or negotiations are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and, to the extent not prohibited by any applicable confidentiality agreement, the identity of the Person making the proposal or offer) and thereafter shall keep Parent reasonably informed of the status and terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations; it being understood that the foregoing shall also apply to any Acquisition Proposal (including any amendments thereto) submitted by an Excluded Party.

(h)                                                   Match Right.  Notwithstanding anything to the contrary in this Agreement, the Company Board shall not be permitted to effect a Change of

Recommendation or terminate this Agreement pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iv) until it has first taken the following actions:

(i)                                     If involving or relating to an Intervening Event:  (A) the Company Board shall give Parent at least three (3) Business Days prior written notice of its intention to take such action and a description of the reasons for taking such action, (B) upon Parent’s request, the Company shall discuss with Parent, and cause its financial and legal advisors and other Representatives to discuss with Parent, in good faith and in reasonable detail the facts and circumstances giving rise to such Intervening Event during such notice period and provide all information reasonably requested by Parent concerning such facts and circumstances to facilitate Parent’s evaluation of whether to improve the terms and conditions of this Agreement, the Equity Financing Commitments, the Debt Financing Commitment and the Limited Guarantee in such a manner that would obviate the need for the taking of such action, and (C) following the end of such three (3) Business Day period, the Company Board shall then have considered in good faith any revisions to this Agreement, the Equity Financing Commitments, the Debt Financing Commitment and the Limited Guarantee proposed in writing by Parent, and shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law.

(ii)                                  If involving or relating to an Acquisition Proposal or Superior Proposal:  (A) such Acquisition Proposal shall not have resulted from a breach of Section 5.4(b) and the Company shall then comply with Section 5.4(c) with respect to such Acquisition Proposal, (B) the Company Board shall then determine in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal, (C) the Company shall then provide a written notice to Parent (a “Notice of Superior Proposal”) that the Company intends to take such action and describing the material terms and conditions of the Superior Proposal that is the basis for such action, including with such Notice of Superior Proposal a copy of the relevant proposed transaction document(s) related to the Superior Proposal (including, to the extent not prohibited by any applicable confidentiality agreement, the identity of the Person making the proposal), (D) during the three (3) Business Day period following Parent’s receipt of the Notice of Superior Proposal, the Company shall, and shall cause its financial and legal advisors and other Representatives, to negotiate with Parent (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement, the Equity Financing Commitments, the Debt Financing Commitment and the Limited Guarantee so that such Superior Proposal ceases to constitute a Superior Proposal, and (E) following the end of such three (3) Business Day period, the Company Board shall then have determined in good faith, taking into account any changes to the terms of this Agreement, the Equity Financing Commitments, the Debt Financing Commitment and the Limited Guarantee proposed in writing by Parent to the Company in response to the Notice of Superior Proposal or otherwise, that the Superior Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal.  Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Superior Proposal and the Company shall be required to comply again with the requirements of this Section 5.4(h)(ii) (provided, that references to the three (3) Business Day period above shall be deemed references to a 48 hour period).

Section 5.5                                    Preparation of Proxy Statement; Stockholders’ Meeting.

(a)                                                   As promptly as reasonably practicable following the date of this Agreement, the Company shall, with the assistance of Parent, prepare the Proxy Statement and file the Proxy Statement with the SEC.  Parent, Merger Sub and the Company will cooperate with each other in the preparation of the Proxy Statement.  Without limiting the generality of the foregoing, each of Parent and Merger Sub will furnish to the Company the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.  The Company agrees that at the date of mailing to stockholders of the Company and at the time of the Company Stockholders Meeting, (i) the Proxy Statement will comply in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder and (ii) the Proxy Statement, taken as a whole, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that the Company makes no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.  Parent and Merger Sub agree that the information supplied by either of them or any of their Affiliates for inclusion in the Proxy Statement will not, at the date of mailing to stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, that Parent and Merger Sub make no representation or warranty with respect to statements included or incorporated by reference in the Proxy Statement based on information supplied by or on behalf of the Company or any of its Affiliates for inclusion or incorporation by reference therein.  The Company shall use its reasonable best efforts to resolve all SEC comments with respect to the Proxy Statement as promptly as practicable after receipt thereof.  Each of Parent, Merger Sub and the Company agree to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.  The Company shall as promptly as practicable notify Parent and Merger Sub of the receipt of (and provide copies to Parent and Merger Sub) any comments or other correspondence from the SEC with respect to the Proxy Statement and any request by the SEC for any amendment or supplement to the Proxy Statement or for additional information.  Prior to filing or mailing the Proxy Statement or making any other required filings (or, in each case, any amendment or supplement thereto) or responding to any comments or other correspondence from the SEC with respect thereto, the Company shall provide Parent with a reasonable opportunity to review and comment on such document or response and shall in good faith consider for inclusion in such document or response any reasonable comments proposed by Parent.  The Company shall cause the definitive Proxy Statement to be mailed promptly after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b)                                                   As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company, acting through the Company Board, shall (i) take all action necessary to duly call, give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval (the “Company Stockholders Meeting”) and (ii) except to the extent that the Company Board, acting upon the recommendation of the Special Committee, shall have effected a Change in Recommendation in accordance with Section 5.4(e), include in the Proxy Statement the Company Recommendation (provided, however, that the Company shall be permitted to delay or postpone convening the Stockholders Meeting (but not beyond the Termination Date) if in the good faith judgment of the Special Committee (after consultation with its legal counsel), failure to effect such delay or postponement would be inconsistent with its fiduciary duties under applicable Law) and take all commercially reasonable action to solicit proxies approving the adoption of this Agreement and to otherwise obtain the Company Stockholder Approval.

Section 5.6                                    Access to Information; Confidentiality.

(a)                                                   From the date hereof to the Effective Time or the earlier termination of this Agreement, upon reasonable notice, the Company shall, and shall use its reasonable best effects to cause its Subsidiaries and its Representatives to, (i) afford to Parent, Merger Sub and each of their respective Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, employees, properties, offices, other facilities and books, contracts and records, and (ii) furnish or cause to be furnished all financial, operating and other data and information as Parent, Merger Sub or their respective Representatives may reasonably request (it being agreed, however, that the foregoing shall not permit Parent or its officers, employees or representatives to conduct any environmental testing or sampling).  Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by the employees of the Company or its Subsidiaries of their normal duties.  Neither the Company nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would (x) breach any Contract with any third party, (y) constitute a waiver of or jeopardize the attorney-client or other privilege held by the Company or (z) violate any applicable Law; provided, however, the parties hereto shall cooperate in seeking to find a way to allow disclosure of such information (including by providing redacted forms of such information) to the extent doing so would not be reasonably likely to result in the violation of any such Contract or Law, or be reasonably likely to cause such privilege to be undermined with respect to such information.

(b)                                                   Each of Parent and Merger Sub will hold and treat, and will use reasonable efforts to ensure that its respective Representatives hold and treat, in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated by this Agreement in accordance with the Nondisclosure Agreement, dated October 5, 2012, between Siris Capital Group, LLC and the Company (the “Confidentiality Agreement”), which

Confidentiality Agreement shall remain in full force and effect in accordance with its terms.  The Company hereby consents to include the Financing Sources and other potential financing sources as permitted “Representatives” under the Confidentiality Agreement; provided, that (i) Parent only discloses “Confidential Information” (as such term is defined in the Confidentiality Agreement) to the Financing Sources or such other financing sources for the purpose of obtaining equity or debt financing in connection with the transactions contemplated hereby, (ii) Parent shall not, pursuant to a written agreement or otherwise, engage any of the Financing Sources or such other financing sources on an exclusive basis or in a manner that would otherwise prevent or inhibit a third party from obtaining equity or debt financing from the Financing Sources or such other financing sources on terms consistent with other similar financings; and (iii) the provisions applicable to “Representatives” in the Confidentiality Agreement shall apply to the Financing Sources or such other financing sources as if such Persons were originally included as “Representatives” thereunder.  Parent shall notify the Company promptly (and in any event within two (2) Business Days) in writing if Parent discloses any Confidential Information to any Financing Sources or such other financing sources that are not identified as “Specified Financing Sources” in the letter agreement between the Company and Siris Capital Group, LLC, dated as of November 1, 2012 (as amended on November 23, 2012, November 27, 2012, November 29, 2012 and December 3, 2012) and shall disclose in writing to the Company the identity of such Financing Sources or other financing sources; provided, that no such notice shall be required in connection with the syndication of the Debt Financing to other financing sources whose commitments are to become effective simultaneously with or following the initial funding of the Debt Financing, provided that such other financing sources have agreed to customary confidentiality undertakings in connection with such syndication.

Section 5.7                                    Further Action; Efforts.

(a)                                                   Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) to consummate the transactions contemplated by this Agreement at the earliest practicable date, including:  (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are reasonably necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act and other Antitrust Laws; (ii) using reasonable best efforts to defend all Actions by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iii) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.

(b)                                                   In furtherance and not in limitation of the provisions of Section 5.7(a), each of the parties, as applicable, agrees to (i) prepare and file as promptly as practicable, and in any event by no later than ten (10) Business Days from the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and (ii) prepare and file as promptly as practicable any notification or other form necessary to obtain any consents, clearances or approvals required under or in connection with any other applicable Antitrust Law.  Parent shall pay all filing fees and other charges for the filings required under the HSR Act by the Company and Parent.

(c)                                                    If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or any of the transactions contemplated hereby, including a Second Request for Information under the HSR Act, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response that is, at a minimum, in substantial compliance with such request.

(d)                                                   The parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:

(i)                                     cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities.  In particular, to the extent permitted by Law or a Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;

(ii)                                  furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;

(iii)                               promptly notifying each other of any communications from or with any Governmental Entity with respect to the transactions contemplated by this Agreement and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement;

(iv)                              consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and

(v)                                 without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending Actions by or before any Governmental Entity challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(e)                                                    The parties shall use their respective reasonable best efforts to (i) take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws to consummate the transactions contemplated by this Agreement, including using its reasonable best efforts to obtain the expiration of all waiting periods (including, if permitted by applicable Law, requesting early termination of such waiting periods) and (ii) obtain all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement.

(f)                                                     Notwithstanding anything to the contrary set forth in this Agreement, in no event shall Parent or any of its Affiliates be required to (i) proffer to, or agree to, sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate and agree to sell, divest, lease, license, transfer, dispose of or otherwise encumber before or after the Effective Time, any material assets, licenses, operations, rights, product lines, businesses or interest therein of Parent, Merger Sub, the Company or any of their respective Affiliates (or to consent to any sale, divestiture, lease, license, transfer, disposition or other encumbrance by the Company of any of its material assets, licenses, operations, rights, product lines, businesses or interest therein or to any agreement by the Company to take any of the foregoing actions) or to agree to any material change (including without limitation, through a licensing arrangement) or restriction on, or other impairment of Parent’s ability to own or operate, any such assets, licenses, operations, rights, product lines, businesses or interests therein or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the stock of the Surviving Corporation, (ii) take any other action under this Section 5.7 if the U.S. Department of Justice or the U.S. Federal Trade Commission authorizes its staff to seek a preliminary injunction or restraining order to enjoin consummation of the Merger, or (iii) make any material payments, other than filing fees required by Law, or provide any other material consideration in connection with any waiver or consent reasonably necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated hereby (or to consent to any material payment, other than filing fees required by Law, or provide any other material consideration by the Company or any of its Subsidiaries in connection with such waivers or consents).

(g)                                                    Notwithstanding the foregoing, commercially or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial or competitively sensitive information has been redacted available to the other party.

(h)                                                   For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, Foreign Antitrust Laws and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

Section 5.8                                    Employment and Employee Benefits Matters; Other Plans.

(a)                                                   Without limiting any additional rights that any current or former employee of the Company or any of its Subsidiaries (each, a “Company Employee”) may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for a period commencing at the Effective Time and ending on the first anniversary thereof, to maintain the severance-related provisions of existing Company Plans and to provide 100% of the severance payments and benefits required thereunder to be provided any Company Employee (other than the Excluded Employees) terminated during that 12-month period.

(b)                                                   Without limiting any additional rights that any Company Employee may have under any Company Plan, except as otherwise agreed in writing between Parent and a Company Employee, Parent shall cause the Surviving Corporation and each of its Subsidiaries, for the period commencing at the Effective Time and ending on the first anniversary thereof, to maintain for any Company Employee (other than the Excluded Employees) (i) subject to Section 5.8(a) above, cash compensation levels (such term to include salary, bonus opportunities and commissions) that are each no less favorable in the aggregate than, and (ii) benefits (including the costs thereof to Company Plan participants) provided under Company Plans that in the aggregate are no less favorable than, the overall cash compensation levels and benefits (including the costs thereof to Company Plan participants) maintained for and provided to such Company Employees (other than the Excluded Employees) immediately prior to the Effective Time.

(c)                                                    As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, give the Company Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of benefit accruals under any defined benefit pension plans or for purposes of any equity-based awards), under any employee compensation, incentive, and benefit (including vacation) plans, programs, policies and arrangements maintained for the benefit of Company Employees as of and after the Effective Time by Parent, its Subsidiaries or the Surviving Corporation for the Company Employees’ service with the Company, its Subsidiaries and their predecessor entities (each, a “Parent Plan”) to the same extent recognized by the Company immediately prior to the Effective Time.  With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Company Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.

(d)                                                   From and after the Effective Time, except as otherwise agreed in writing between Parent and a Company Employee or as otherwise provided in this Agreement, Parent will honor, and will cause its Subsidiaries to honor, their respective obligations under the Company Plans in accordance with the terms of such Company Plan.

Section 5.9                                    Takeover Laws.  If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and Parent and their respective Board of Directors (in the case of the Company Board, acting upon the unanimous recommendation of the Special Committee) or Board of Managers, as applicable, shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.

Section 5.10                             Notification of Certain Matters.  The Company and Parent shall promptly notify each other of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication could be material to the Company, the Surviving Corporation, Parent, Merger Sub, Holdings, the Merger or the other transactions contemplated hereby, (b) any Action commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to the Merger or the other transactions contemplated hereby or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the conditions to the Merger set forth in Article VI not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 5.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the party receiving such notice; provided further, that failure to give prompt notice pursuant to clause (c) shall not constitute a failure of a condition to the Merger set forth in Article VI, except to the extent that the underlying fact or circumstance not so notified would standing alone constitute such a failure.  The parties agree and acknowledge that, except with respect to clause (c) of the first sentence of this Section 5.10, the Company’s compliance or failure of compliance with this Section 5.10 shall not be taken into account for purposes of determining whether the condition referred to in Section 6.3(b) shall have been satisfied.

Section 5.11                             Indemnification, Exculpation and Insurance.

(a)                                                   Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws in effect as of the date hereof, each present (as of the Effective Time) and former officer or director of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to (i) the fact that the Indemnified Party is or was an officer, director, fiduciary or agent of the Company or any of its Subsidiaries or (ii) matters existing or occurring, or services performed by an Indemnified Party at the request of the Company or any of its Subsidiaries, at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (x) the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.  In the event of any such Action, (A) each Indemnified Party shall be entitled to advancement of expenses incurred in the defense of any Action from Parent or the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as at the date hereof, provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by the DGCL or the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification, (B) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any proceeding or threatened Action (and in which indemnification could be sought by such Indemnified Party hereunder), unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Action or such Indemnified Party otherwise consents, and (C) the Surviving Corporation shall cooperate in the defense of any such matter.

(b)                                                   Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the Company Charter or Company Bylaws or in any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(c)                                                    For a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than 300% of such last annual premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for 300% of such last annual premium.  At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided, however, that such prepaid “tail policy” shall not have a one-time premium in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto.  If such prepaid “tail policy” has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.  If such prepaid “tail policy” is cancelled for any reason prior to the sixth anniversary of the Effective Time, Parent shall obtain a replacement policy for the remaining term of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than the cancelled policy, on the terms set forth in this Section 5.11(c).

(d)                                                   Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) requiring indemnification under this Section 5.11 is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such Action.

(e)                                                    The indemnification provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  The provisions of this Section 5.11 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives.

(f)                                                     In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.11.

Section 5.12                             Rule 16b-3.  Prior to the Effective Time, the Company shall, and shall be permitted to, take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each Person who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13                             Public Announcements.  Each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, (i) shall consult with each other before issuing, and give each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to this Agreement, the Merger and the other transactions contemplated hereby and (ii) shall not issue any such press release or make any public announcement prior to such consultation and review, in each case except as may be permitted pursuant to this Agreement, or as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with the NYSE.  Parent and the Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of the Sponsor and the Company.

Section 5.14                             Obligations of Merger Sub.  Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 5.15                             Financing.

(a)                                                   Parent shall use its reasonable best efforts to arrange the Financing on the terms and conditions described in the Financing Commitments (taking into account the anticipated timing of the Marketing Period), including using its reasonable best efforts to (i) negotiate definitive agreements on the terms and conditions contained in the Financing Commitments, (ii) satisfy, or cause the satisfaction of, on a timely basis all conditions in the Financing Commitments and the definitive agreements for the Financing, (iii) consummate the Financing (including by instructing the Financing Sources to provide such Financing) on or prior to the date on which the Closing is required to occur pursuant to Section 1.2, and (iv) enforce its rights under the Financing Commitments.

(b)                                                   In the event any portion of the Financing becomes unavailable on the terms and conditions and from the sources contemplated in the Financing Commitments, Parent shall use its reasonable best efforts to obtain alternative financing in a like amount and on like terms as promptly as practicable; provided, however, that in no event shall Parent be required to obtain alternative financing on terms less favorable to Parent in any material respect than those set forth in the Financing Commitments.

(c)                                                    Notwithstanding the foregoing, Parent shall have the right from time to time to amend, replace, supplement or otherwise modify, or waive any of its rights under, or add lenders, co-investors, lead arrangers, bookrunners, syndication agents or similar entities that have not executed Financing Commitments as of the date of this Agreement, to the Financing Commitments; provided, however, that any such amendment, replacement, supplement, modification, waiver or addition shall not, without the prior written consent of the Company (i) reduce the aggregate amount of the Financing unless such reduction is matched by an increase in the Equity Financing, (ii) modify or expand upon any of the conditions precedent to the Financing from that set forth in the Financing Commitments in a manner that would delay or prevent the Closing or make funding materially less likely to occur, (iii) be reasonably expected to prevent, impede or delay the availability of the Financing or (iv) adversely impact the ability of Parent or Merger Sub to enforce their respective rights under the Financing Commitments.

(d)                                                   To the extent Parent obtains alternative financing pursuant to paragraph (b) above, or amends, replaces, supplements, modifies or waives any of the Financing or adds lenders, co-investors, lead arrangers, bookrunners, syndication agents or similar entities pursuant to paragraph (c) above, references to the “Financing,” “Financing Commitments” and “Financing Sources” (and other like terms in this Agreement) shall be deemed to refer to such alternative financing, or the Financing as so amended, replaced, supplemented, modified, waived or added.

(e)                                                    Parent shall keep the Company reasonably informed on a timely basis of the status of Parent’s efforts to obtain the Financing and to satisfy the conditions thereof, including advising and updating the Company, in a reasonable level of detail, with respect to status, proposed closing date and material terms of the definitive documentation related to the Financing, providing copies of then-current drafts of the credit agreement and other primary definitive documents, and giving the Company prompt notice of any material change (adverse or otherwise) with respect to the Financing.  Without limiting the foregoing, Parent shall notify the Company promptly (and in any event within two (2) Business Days) if at any time prior to the Closing Date:

(i)                                     any Financing Commitment expires or is terminated for any reason (or if any Person attempts or purports to terminate any Financing Commitment, whether or not such attempted or purported termination is valid);

(ii)                                  Parent obtains knowledge of any breach or default or any threatened breach or default (or any event or circumstance that, with or without due notice, lapse of time or both, would reasonably be expected to give rise to any breach or default) by any party to any Financing Commitment;

(iii)                               Parent receives any communication (written or oral) from any Person with respect to any (A) actual or threatened breach, default, termination or repudiation by any party to the Financing Commitments or (B) dispute or disagreement between or among any parties to the Financing Commitments;

(iv)                              any Financing Source refuses to provide or expresses to Parent (orally or in writing) an intent to refuse to provide all or any portion of the Financing contemplated by the Financing Commitments on the terms set forth therein; or

(v)                                 Parent, for any reason, no longer believes in good faith that it will be able to obtain all or any portion of the Financing on the terms described in the Financing Commitments.

Notwithstanding the foregoing, Parent shall not be under any obligation to disclose any information that is subject to attorney-client or similar privilege if Parent shall have used reasonable best efforts to disclose such information in a way that would not waive such privilege.

(f)                                                     The Company shall use commercially reasonable efforts to provide, and to cause its Subsidiaries to provide, to Parent all cooperation reasonably requested by Parent in connection with obtaining the Financing, including:

(i)                                     making the Company’s senior officers available to participate in a reasonable number of meetings (including customary one-on-one meetings with the Financing Sources and senior management of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies;

(ii)                                  reasonably cooperating with the Financing Sources’ evaluation of the Company’s assets for the purpose of establishing collateral arrangements;

(iii)                               reasonably cooperating with the marketing efforts of Parent and the Financing Sources, including reasonably assisting with the preparation of rating agency presentations, bank information memoranda, lender presentations, projections, pro formas and similar documents and providing such financial and other information to the extent available as may be reasonably requested in connection therewith;

(iv)                              if the Closing has not occurred (A) on or prior to March 31, 2013, furnishing Parent and the Financing Sources with the audited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, the fiscal year ended December 31, 2012  (such financial statements, the “2012 Audited Financial Statements”) and (B) on or prior to May 15, 2013, furnishing Parent and the Financing Sources with the unaudited consolidated balance sheet of the Company and its Subsidiaries as at the end of, and related statements of income and cash flows of the Company and its Subsidiaries for, the fiscal quarter ended March 31, 2013 (such financial statements, the “Q1 2013 Unaudited Financial Statements”);

(v)                                 using commercially reasonable efforts to obtain consents customary for financings similar to the Financing and assist Parent with obtaining customary legal opinions;

(vi)                              executing and delivering such documents, instruments, certificates or information, as may be reasonably requested in connection with the Debt Financing (including without limitation (A) documents requested by Parent or its Financing Sources relating to the repayment of the existing Indebtedness of the Company and its Subsidiaries and the release of related Liens, including customary payoff letters and (to the extent required) evidence that notice of such repayment has been timely delivered to the holders of such debt and (B) all documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the Patriot Act and requested in writing at least 10 days prior to the Closing), using commercially reasonable efforts to deliver such officer’s certificates as are customary in financings of such type (including without limitation a certificate of the chief financial officer of the Company with respect to solvency matters in the form set forth as Exhibit D-1 of the Debt Financing Commitment) and as are, in the good faith determination of the Person(s) executing such certificates, accurate, and agreeing to pledge, grant security interests in, and otherwise grant liens on, the Company’s assets pursuant to such agreements, documents, instruments, certificates as may be reasonably requested (including without limitation agreements, documents or certificates that facilitate the creation, perfection or enforcement of Liens securing the Debt Financing (including original copies of all certificated securities (with transfer powers executed in blank)) as are reasonably requested by Parent or its Financing Sources, and executing and delivering any pledge and security documents and otherwise facilitating the pledging of collateral); and

(vii)                           taking all corporate actions reasonably necessary to permit the consummation of the Financing.

The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided, that such logos shall be used solely in a manner that is not intended or reasonably likely to harm, disparage or otherwise adversely affect the Company or any of its Subsidiaries.

(g)                                                    Notwithstanding anything to the contrary in this Agreement:

(i)                                     no liability or obligation (including any liability or obligation to pay any commitment or other similar fee) of the Company or any of its Subsidiaries under any certificate, document or instrument related to the Financing shall be effective until the Closing and neither the Company nor any of its Subsidiaries shall be required to take any action under any certificate, document or instrument that is not contingent upon consummation of the Closing (including the entry into any agreement that is effective before the Closing) or that would be effective prior to the Closing;

(ii)                                  Parent shall, promptly upon request by the Company, reimburse the Company for all costs and expenses (including reasonable attorney’s fees and expenses) incurred by the Company or any of its Subsidiaries in connection with performing its obligations under this Section 5.15;

(iii)                               Parent shall and shall cause its Affiliates to indemnify and hold harmless the Company and its Affiliates from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by any of them in connection with the Financing and any information utilized in connection therewith (other than historical information relating to the Company or its Subsidiaries or other information furnished by or on behalf of the Company or its Subsidiaries).

(h)                                                   Parent and Merger Sub acknowledge and agree that the obtaining of the Financing is not a condition to the Closing.

Section 5.16                             Stock Exchange Delisting.  Prior to the Closing Date, the Company shall cooperate with Parent and use commercially reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and the rules and policies of NYSE to cause the Company’s securities to be de-listed from the NYSE and de-registered under the Exchange Act as soon as practicable following the Effective Time.

Section 5.17                             Parent Vote.  Immediately following the execution of this Agreement, Parent shall cause Holdings to execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Merger Sub, a written consent adopting this Agreement.

Section 5.18                             Director Resignations.  The Company shall provide Parent with a correct and complete list of the directors of the Company and each of its Subsidiaries as promptly as practicable after the date of this Agreement.  The Company shall obtain and deliver to Parent at the Closing evidence reasonably satisfactory to Parent of the resignation, effective as of the Effective Time, of those directors of the Company or any Subsidiary of the Company designated by Parent to the Company in writing at least five (5) Business Days prior to the Closing.

Section 5.19                             Stockholder Litigation.  In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought against the Company and/or the members of the Company Board prior to the Effective Time, the Company shall promptly notify Parent and keep Parent reasonably informed with respect to the status thereof.  The Company shall reasonably consult with Parent with respect to the defense or settlement of any such stockholder litigation.  Neither the Company nor any Subsidiary or Representative of the Company shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any such stockholder litigation or consent to the same unless Parent shall have consented in writing (which consent shall not be unreasonably withheld, conditioned or delayed).

Section 5.20                             Pay-Off Letter.  On or prior to the fifth Business Day prior to the Effective Time, the Company shall deliver to Parent a fully executed copy of a payoff letter, in customary form, from SunTrust Bank, as administrative agent under that certain Credit Agreement, dated as of February 3, 2012 (the “Credit Agreement”), by and among the Company, certain Affiliates of the Company, the lenders and other agents from time to time party thereto, and SunTrust Bank, as administrative agent, which payoff letter shall (i) indicate the total amount required to be paid to fully satisfy all principal, interest, prepayment premiums, penalties, breakage costs or similar obligations related to any Obligations (as defined in the Credit Agreement) as of the anticipated Closing Date (and the daily accrual thereafter) (the “Payoff Amount”), (ii) state that upon receipt of the Payoff Amount, the Credit Agreement and related instruments evidencing the Credit Agreement shall be terminated and any stock certificates and other physical collateral shall be returned, and (iii) state that all Liens and all guarantees in connection therewith relating to the assets and properties of the Company or any of its Subsidiaries securing such Obligations shall be, upon the payment of the Payoff Amount on the Closing Date, released and terminated.  The Company shall, and shall cause its Subsidiaries to, use reasonable best efforts to deliver all notices and take all other actions, including with respect to the backstop or termination of any letters of credit issued under the Credit Agreement and any hedging or swap obligations secured under the Credit Agreement, to facilitate the termination of commitments under the Credit Agreement, the repayment in full of all Obligations then outstanding thereunder (using funds arranged by Parent or Merger Sub) and the release of all Liens and termination of all guarantees in connection therewith on the Closing Date (such termination, repayment and release, the “Credit Facility Termination”); provided, that in no event shall this Section 5.20 require the Company or any of its Subsidiaries to cause such Credit Facility Termination unless the Closing shall occur substantially concurrently and the Company or its Subsidiaries have received funds from Parent to pay in full the Payoff Amount.

Section 5.21                             Stockholders’ and Other Agreements.  As soon as reasonably practicable after the date hereof, and in any event, prior to the Effective Time, the Company shall use commercially reasonable efforts to enter into agreements with those stockholders of the Company that are party to the (a) Registration Rights Agreement, dated August 24, 2012, by and between the Company and Transydian, LLC and (b) Amended and Restated Registration Rights Agreement, dated March 19, 2004, by and among the Company, GTCR Fund VII, L.P., GTCR Fund VII/A, L.P., GTCR Co-Invest, L.P., GTCR Capital Partners, L.P. and the other stockholder parties thereto, in each case, providing for (subject to and conditioned upon the occurrence of the Effective Time) the termination of such agreements with no continuing obligations or liabilities on the part of the Company or any of its Subsidiaries.

Section 5.22                             Internal Restructuring.  To the extent requested by Parent, the Company shall, and shall cause its Subsidiaries and their respective Representatives to, reasonably cooperate with and to otherwise provide reasonable assistance to Parent and its Representatives in connection with Parent’s review of and planning for any internal structuring or reorganization of the Company or its Subsidiaries or divestures of assets or Subsidiaries of the Company or any of its Subsidiaries (the “Internal Restructuring”).

ARTICLE VI
CONDITIONS PRECEDENT

Section 6.1                                    Conditions to Each Party’s Obligation to Effect the Merger.  The obligation of each party to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)                                                   Stockholder Approval.  The Company Stockholder Approval shall have been obtained.

(b)                                                   No Injunctions or Legal Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated, enforced or deemed applicable by any Governmental Entity that, in any case, prohibits or makes illegal the consummation of the Merger.

(c)                                                    HSR Act; Antitrust.  Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

Section 6.2                                    Conditions to the Obligations of the Company.  The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Effective Time of the following conditions:

(a)                                                   Representations and Warranties.  The representations and warranties of Parent and Merger Sub set forth in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where such failures to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                                   Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time.

(c)                                                    Officers’ Certificate.  The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(a) and 6.2(b).

Section 6.3                                    Conditions to the Obligations of Parent and Merger Sub.  The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Effective Time of the following conditions:

(a)                                                   Representations and Warranties.  The representations and warranties of the Company (i) set forth in Section 3.7(a) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date, (ii) set forth in Sections 3.1, 3.2, 3.3, 3.18 and 3.20 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date) and (iii) set forth in this Agreement other than those Sections specifically identified in clause (i) or (ii) of this Section 6.3(a), without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent such representations and warranties relate to an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where such failures to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                                                   Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c)                                                    Officers’ Certificate.  Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a) and 6.3(b).

Section 6.4                                    Frustration of Closing Conditions.  None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER

Section 7.1                                    Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (with any termination by Parent also being an effective termination by Merger Sub):

(a)                                                   by mutual written consent of Parent and the Company;

(b)                                                   by either Parent or the Company:

(i)                                     if the Merger shall not have been consummated on or before June 11, 2013 (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to any party if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform or comply constitutes a breach of this Agreement;

(ii)                                  if any court of competent jurisdiction or other Governmental Entity shall have issued a judgment, order, injunction, rule or decree, or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated by this Agreement and such judgment, order, injunction, rule, decree or other action shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used its reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.7; or

(iii)                               if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken;

(c)                                                    by the Company:

(i)                                     if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.2 and (B) cannot be cured by the Termination Date or, if curable, is not cured prior to the earlier of (1) 30 days following receipt by Parent of written notice of such breach or failure and (2) the Termination Date; provided, further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement;

(ii)                                  at any time prior to the receipt of the Company Stockholder Approval, if (A) the Company Board has, after complying with Section 5.4, authorized the Company to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, (B) concurrently with or immediately following termination of this Agreement, the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal and (C) prior to or concurrently with such termination, the Company pays to Parent or Parent’s designee(s) the fee due under Section 7.3;

(iii)                               if (A) all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement, (B) the Company has indicated in writing to Parent and Merger Sub that all certificates to be delivered by the Company at Closing will be so delivered and that the Company is ready, willing and able to consummate the Closing and (C) Parent and Merger Sub shall have failed to consummate the Closing on the day that is three (3) Business Days following the day Closing is required to occur under Section 1.2; provided, that during such three (3) Business Day period following the date the Closing should have occurred pursuant to Section 1.2, no party shall be entitled to terminate this Agreement pursuant to Section 7.1(b)(i); or

(iv)                              if at any time prior to the receipt of the Company Stockholder Approval, (A) the Company Board has effected a Change in Recommendation due to an Intervening Event, (B) the Company has complied with Sections 5.4(c), 5.4(e) and 5.4(h), and (C) prior to or concurrently with such termination, the Company pays to Parent or Parent’s designee(s) the fee due under Section 7.3;

(d)                                                   by Parent:

(i)                                     if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.1 or 6.3 and (B) cannot be cured by the Termination Date or, if curable, is not cured prior to the earlier of (1) 30 days following receipt by the Company of written notice of such breach or failure and (2) the Termination Date; provided, further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or

Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement; or

(ii)                                  if (A) the Company Board shall have effected a Change of Recommendation, (B) the Company shall have committed a material Willful Breach of any of its obligations under Section 5.4 or (C) the Company Board shall have failed to expressly, publicly and unconditionally reaffirm the Company Recommendation as promptly as practicable following the written request of Parent (but, in any event, prior to the later of (1) four (4) Business Days after such written request by Parent or (2) in the case of an Acquisition Proposal made pursuant to Rule 14d-2 under the Exchange Act, the close of business as of the tenth Business Day after the commencement of such Acquisition Proposal); provided, that, with respect to Section 7.1(d)(ii)(C), Parent may not make such a request on more than one occasion with respect to any particular Acquisition Proposal (unless such Acquisition Proposal is materially amended) and that any such request (x) may only be made in the event the Company has received an Acquisition Proposal or there is a material amendment to such an Acquisition Proposal and (y) may not be made during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (Eastern time) on the Cut-Off Date.

The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party specifying the provision or provisions hereof pursuant to which such termination is being effected.

Section 7.2                                    Effect of Termination.  In the event of the termination of this Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Merger Sub, the Company or any of their respective Affiliates or Representatives, except that the Confidentiality Agreement (to the extent set forth therein), the Limited Guarantee (to the extent set forth therein), and the provisions of Section 5.13 (Public Announcements), this Section 7.2, Section 7.3 (Fees and Expenses) and Article VIII of this Agreement shall survive the termination hereof.

Section 7.3                                    Fees and Expenses.

(a)                                                   Except as otherwise provided in this Section 7.3 and Section 5.15(g)(ii), all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated, including the expenses incurred in connection with the filing, printing and mailing of the Proxy Statement (including applicable SEC filing fees) and the solicitation of the Company Stockholder Approval, which shall be borne solely by the Company.

(b)                                                   In the event that:

(i)                                     this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(b)(i) or Section 7.1(b)(iii) or by Parent pursuant to Section 7.1(d)(i) and (A) at any time after the date of this Agreement and prior to the date of such termination (or of the Company Stockholders Meeting in the case of termination pursuant to Section 7.1(b)(iii)), an Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or shall have been publicly announced or publicly made known to the stockholders of the Company, and not withdrawn prior to such date and (B) within twelve (12) months after such termination, the Company shall have entered into a definitive agreement with respect to, or shall have consummated, an Acquisition Proposal (which, for the avoidance of doubt, need not be the same Acquisition Proposal as set forth in subclause (A) above); provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Acquisition Proposal shall be deemed to be references to “more than 50%”);

(ii)                                  this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii) or Section 7.1(c)(iv); or

(iii)                               this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii)(A) or Section 7.1(d)(ii)(B);

then, in any such case, the Company shall pay Parent or its designee(s) the Company Termination Fee, it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.  “Company Termination Fee” shall mean an amount in cash equal to $18,711,500, except if this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii) or Parent pursuant to Section 7.1(d)(ii)(A) or Section 7.1(d)(ii)(B), in each such case, prior to the Cut-Off Date, then the Company Termination Fee means an amount in cash equal to $8,019,250.

Any payments required to be made under this Section 7.3(b) shall be made by wire transfer of same day funds to the account or accounts designated by Parent, (x) in the case of clause (i) above, on the same day as the earlier to occur of the execution of a definitive agreement or Alternative Acquisition Agreement with respect to, or consummation of, any transaction contemplated by an Acquisition Proposal, as applicable, (y) in the case of clause (ii) above, immediately prior to or substantially concurrently with such termination and (z) in the case of clause (iii) above, promptly, but in no event later than three (3) Business Days after the date of such termination.

(c)                                                    In the event that this Agreement is terminated by the Company pursuant to Section 7.1(c)(i) or Section 7.1(c)(iii), then, in either such case, Parent shall pay the Company an amount in cash equal to $32,076,750 (the “Reverse Termination Fee”), it being understood that in no event shall Parent or Merger Sub be required to pay the Reverse Termination Fee on more than one occasion.  Payment of the Reverse Termination Fee, if applicable, shall be made by wire transfer of same day funds to the account or accounts designated by the Company promptly, but in no event later than three (3) Business Days after the date of such termination.  In the event that this Agreement is terminated and a Reverse Termination Fee is payable under this Section 7.3(c), the Company’s receipt of the Reverse Termination Fee pursuant to this Section 7.3(c) (and any amounts payable under Section 7.3(f)) shall be (i) deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company, its Subsidiaries and each of their respective former, current and future Representatives, stockholders, Affiliates and assignees and each former, current or future Representative, stockholder, Affiliate or assignee of any of the foregoing (collectively, the “Company Parties”) in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for the termination giving rise to the payment of such Reverse Termination Fee, and (ii) the sole and exclusive remedy of the Company against Parent, Merger Sub, Sponsor, the Financing Sources and each of their respective former, current and future Representatives, stockholders, general and limited partners, managers, members, Affiliates and assignees and each former, current or future Representative, stockholder, general or limited partner, manager, member, Affiliate or assignee of any of the foregoing (collectively, the “Parent Parties”) for any loss or damage suffered as a result of the failure of the Merger to be consummated or for a breach or failure to perform hereunder, and no Parent Party shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby; provided, however, that in the event that this Agreement is terminated and a Reverse Termination Fee is payable under this Section 7.3(c), this Section 7.3(c) shall not limit the ability of the Company to recover indemnification under Section 5.15(g)(iii).  For the avoidance of doubt, the amount of the Reverse Termination Fee is intended to serve as a cap on the maximum aggregate liability of Parent, Merger Sub and any Parent Party under this Agreement in the event Parent and Merger Sub fail to effect the Closing in accordance with Section 1.2 of this Agreement or otherwise breach this Agreement or fail to perform hereunder; provided, that the Reverse Termination Fee shall not serve as a cap on any indemnification owed by Parent to any Company Parties under Section 5.11 or Section 5.15(g)(iii), nor shall any such indemnification amounts reduce the amount of the Reverse Termination Fee; provided, further, that any costs or expenses of the Company that are actually reimbursed by Parent or Merger Sub pursuant to this Agreement (including any expenses reimbursed pursuant to Section 5.15(g)(ii)) shall reduce, on a dollar for dollar basis, any Reverse Termination Fee that becomes due and payable under this Section 7.3(c).

(d)                                                   In the event this Agreement is terminated pursuant to Section 7.1(b)(iii) (or is terminated by the Company pursuant to Section 7.1(b)(i) at a time when the Agreement was terminable pursuant to Section 7.1(b)(iii)), then the Company shall pay Parent (by wire transfer of immediately available funds) the reasonable and documented fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by Parent and Merger Sub in connection with this Agreement and the transactions contemplated by this Agreement (including any filing fees actually paid by Parent under Section 5.7(b)) in an amount not to exceed $5,346,000 (the “Parent Expenses”); provided, that any payment of the Parent Expenses shall not affect Parent’s right to receive the Company Termination Fee under Section 7.3(b), but shall reduce, on a dollar for dollar basis, any Company Termination Fee that becomes due and payable under Section 7.3(b).

(e)                                                    In the event this Agreement is terminated (i) by the Company or Parent pursuant to Section 7.1(b)(i) due to the failure to satisfy the conditions set forth in Section 6.1(b) or Section 6.1(c) (but solely, in the case of Section 6.1(b), due to a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition , in each case, under the HSR Act), or (ii) by the Company or Parent pursuant to Section 7.1(b)(ii) due to a final, nonappealable judgment, order, injunction, ruling or decree issued by a court of competent jurisdiction or other Governmental Entity, or other final, nonappealable legal restraint, injunction or prohibition, in each case, preventing the consummation of the Merger under the HSR Act, and in the case of either clause (i) or (ii), the conditions set forth in Section 6.1 and Section 6.3 (other than the conditions set forth in Section 6.1(b) or Section 6.1(c) (but solely, in the case of Section 6.1(b), due to a temporary restraining order, preliminary or permanent injunction or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition, in each case, under the HSR Act) and those conditions that by their terms are to be satisfied at Closing but which conditions would reasonably be expected to be satisfied if the Closing were the date of such termination) have been satisfied, then Parent shall pay the Company (by wire transfer of immediately available funds) the reasonable and documented fees and expenses of counsel, accountants, investment bankers, experts and consultants incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement in an amount not to exceed $5,346,000 (the “Company Expenses”); provided, that in the event that this Agreement is terminated and Company Expenses are payable under this Section 7.3(e), this Section 7.3(e) shall not limit the ability of the Company to recover indemnification under Section 5.15(g)(iii) or the Reverse Termination Fee under Section 7.3(c); provided, however, that, in the case of the Reverse Termination Fee, any payment of the Company Expenses shall reduce, on a dollar for dollar basis, any Reverse Termination Fee that becomes due under Section 7.3(c).

(f)                                                     The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements Parent and Merger Sub would not enter into this Agreement; accordingly, (i) if the Company fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the amounts set forth in this Section 7.3, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made and (ii) if Parent fails promptly to pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the amounts set forth in this Section 7.3, Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

(g)                                                    Notwithstanding anything to the contrary set forth in this Agreement, in the event Parent and Merger Sub fail to effect the Closing or otherwise breach this Agreement or fail to perform hereunder, then, except as and only to the extent expressly permitted by Section 7.3(e) or Section 8.10, the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against Parent, Merger

Sub, Sponsor, the Financing Sources or any other Parent Party in respect of this Agreement, any Contract executed in connection herewith (including the Limited Guarantee and the Financing Commitments) and the transactions contemplated hereby and thereby shall be to terminate this Agreement in accordance with (and subject to the conditions of) Article VII and collect, if due, the Reverse Termination Fee, and upon payment of such Reverse Termination Fee in accordance with Section 7.3(c) (and any amounts payable under Section 7.3(f)), none of the Parent Parties shall have any further liability or obligation relating to or arising out of this Agreement, any Contract executed in connection herewith (including the Limited Guarantee and the Financing Commitments) or any of the transactions contemplated hereby or thereby.

Section 7.4                                    Amendment or Supplement.  This Agreement may be amended, modified or supplemented by the parties by action taken or authorized by their respective Boards of Directors (in the case of the Company, acting upon recommendation of the Special Committee) or Board of Managers, as applicable, at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained; provided, however, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5                                    Extension of Time; Waiver.  At any time prior to the Effective Time, the parties may, by action taken or authorized by their respective Boards of Directors (in the case of the Company, acting upon recommendation of the Special Committee) or Board of Managers, as applicable, to the extent permitted by applicable Law, (a) extend the time for the performance of any of the obligations or acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) subject to applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, however, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption.  Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.  No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1                                    Nonsurvival of Representations and Warranties.  None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.

Section 8.2                                    Notices.  All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or electronic mail, upon written confirmation of receipt by facsimile or electronic mail, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid.  All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)                                     if to Parent, Merger Sub or the Surviving Corporation, to:

c/o Siris Capital Group, LLC

601 Lexington Avenue, 59th Floor

New York, NY 10022

Attention:   Peter Berger

Facsimile:   (212) 231-2680

E-mail:   berger@siriscapital.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

1999 Avenue of the Stars, 29th Floor

Los Angeles, CA 90067

Attention:   Daniel Clivner, Esq.

Facsimile:   (212) 310-7502

E-mail:   dclivner@stblaw.com

(ii)                                  if to the Company, to:

TNS, Inc.

11480 Commerce Park Drive, Suite 600

Reston, VA 20191

Attention:  James T. McLaughlin, Esq.

Facsimile:  (703) 453-8397

E-mail:  jmclaughlin@tnsi.com

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.

Washington, DC 20036

Attention:  Stephen I. Glover, Esq.

Facsimile:  (202) 530-9598

E-mail:  SIGlover@gibsondunn.com

Section 8.3                                    Certain Definitions.  For purposes of this Agreement:

(a)                                                   “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;

(b)                                                   “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or required by applicable Law to be closed;

(c)                                                    “Company Material Adverse Effect” means any fact, circumstance, event, change, occurrence or effect that would have a material adverse effect on (i) the business, condition (financial or otherwise), properties, liabilities, assets or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) the ability of the Company to timely perform its obligations under this Agreement or consummate the transactions contemplated hereby; provided, that none of the following shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred or would occur: (1) changes in general economic, financial market, business or geopolitical conditions, (2) general changes or developments in any of the telecommunications, payments or financial services industries, (3) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, (4) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (5) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (6) any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (7) any outbreak or escalation of hostilities or war or any act of terrorism, (8) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, (9) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is required or permitted by or resulting from or arising in connection with this Agreement, (10) any actions taken (or omitted to be taken) at the request of Parent or (11) the Internal Restructuring or any changes resulting from, or taken to effect, the Internal Restructuring; provided, that the facts, circumstances, events, changes, occurrences or effects set forth in clauses (1), (2), (3) and/or (7) above shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent (but only to such extent) such facts, circumstances, events, changes, occurrences or effects have a disproportionate adverse impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the telecommunications, payments or financial services industries;

(d)                                                   “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(e)                                                    “Indebtedness” means (i) indebtedness for borrowed money, whether secured or unsecured, (ii) all obligations evidenced by notes, bonds, debentures or similar Contracts, (iii) all obligations in respect of the deferred purchase price of goods or services to the extent such obligations exceed the unpaid balance of the purchase price therefor (it being agreed that vendor financing in connection with the purchase of goods or services which does not exceed the unpaid balance of the purchase price of such goods or services shall not constitute Indebtedness), (iv) obligations evidenced by letters of credit or (v) any guarantee or any such Indebtedness of any other Person.

(f)                                                     “knowledge” of the Company means the actual knowledge of the individuals listed in Section 8.3(f) of the Company Disclosure Letter;

(g)                                                    “Marketing Period” shall mean the first period of fifteen (15) consecutive Business Days, commencing on or after January 2, 2013, on the first day of which (a) all of the conditions set forth in Section 6.1 have been satisfied and nothing has occurred and no condition exists that would cause any of such conditions not to be satisfied assuming the Closing were to be scheduled for any time during such fifteen (15) Business Day period, and (b) if the Closing has not occurred (i) on or prior to March 31, 2013, Parent shall have received the 2012 Audited Financial Statements and (ii) on or prior to May 15, 2013, Parent shall have received the Q1 2013 Unaudited Financial Statements.  Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) Business Day period, the Company shall have publicly announced any intention to restate any financial statements or financial information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable financial statements and financial information has been amended or the Company has publicly announced that it has concluded that no restatement shall be required, and the requirements in clauses (a) and (b) above would be satisfied on the first day, throughout and on the last day of such new fifteen (15) Business Day period.

(h)                                                   “Permitted Liens” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate proceedings (and for which adequate reserves have been established in accordance with GAAP), (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business, or pledges, deposits or other liens securing the performance of bids, trade contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities, (iv) exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Liens that do not materially interfere with the present use of the assets of the Company and its Subsidiaries taken as a whole and (v) any Lien in respect of the Credit Agreement.

(i)                                                       “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(j)                                                      “Per Share Merger Consideration” means $21.00;

(k)                                                   “Representatives” means, with respect to any Person, such Person’s directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives;

(l)                                                       “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the Board of Directors or other governing body are owned, directly or indirectly, by such first Person; and

(m)                                               “Willful Breach” shall mean a deliberate act or a deliberate failure to act, which act or failure to act constitutes in and of itself a breach of this Agreement, regardless of whether breaching was the conscious object of the act or failure to act.

Section 8.4                                    Interpretation.  When a reference is made in this Agreement to a Section, Article or Exhibit such reference shall be to a Section, Article or Exhibit of this Agreement unless otherwise indicated.  The table of contents and headings contained in this Agreement or in any Exhibit are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  All words used in this Agreement will be construed to be of such gender or number as the circumstances require.  Any capitalized terms used in any Exhibit but not otherwise defined therein shall have the meaning set forth in this Agreement.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein.  The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified.  The words “or”, “any” and “either” are not exclusive.  The word “will” shall be construed to have the same meaning as the word “shall.”  The words “herein”, “hereof” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this agreement.

Section 8.5                                    Entire Agreement.  This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the Limited Guarantee and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.

Section 8.6                                    Parties in Interest.  This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.11 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third-party beneficiaries thereof, (b) with respect to the indemnification obligations of Parent pursuant to Section 5.15(g)(iii), (c) from and after the Effective Time, the rights of holders of Shares to receive the aggregate Per Share Merger Consideration set forth in Article II, (d) from and after the Effective Time, the rights of holders of Company Stock Options and Company RSUs to receive the payments contemplated by the applicable provisions of Section 2.2 in accordance with the terms and conditions of this Agreement and (e) with respect to Sections 7.2, 7.3(c), 7.3(g), 8.8, 8.10(c), 8.11, 8.12 and this Section 8.6, which shall inure to the benefit of the Persons benefiting therefrom (including the Financing Sources) who are intended to be third-party beneficiaries thereof and shall be entitled to rely thereupon.  Notwithstanding anything to the contrary in this Agreement, Sections 7.2, 7.3(c), 7.3(g), 8.8, 8.10(c), 8.11, 8.12 and this Section 8.6 (and any provision of this Agreement to the extent a modification, waiver or termination of such provision would modify the substance of such sections) may not be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Financing Sources without the prior written consent of the Financing Sources.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.7                                    Governing Law.  This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

Section 8.8                                    Submission to Jurisdiction.  Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware, provided that if jurisdiction is not then available in any federal court located in the State of Delaware, then any such legal action or proceeding may be brought in any other Delaware state court.  Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby.  Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein.  Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient.  Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Each of the parties further agrees that New York state court or any federal court sitting in the borough of Manhattan, City of New York shall have exclusive jurisdiction over any action brought against any Debt Financing Source (and/or any of their Affiliates or Representatives) relating to this Agreement, the Debt Financing Commitment, the Debt Financing or the transactions contemplated hereby or thereby.

Section 8.9                                    Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

Section 8.10                             Remedies.

(a)                                                   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Shares, Company Options and Company RSUs as third-party beneficiaries under Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, provided that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware, provided that if jurisdiction is not then available in any federal court located in the State of Delaware, then any such legal action or proceeding may be brought in any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity.  Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

(b)                                                   Notwithstanding Section 8.10(a) or anything else to the contrary in this Agreement, the parties hereby acknowledge and agree that the Company shall be entitled to seek specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of the Equity Financing pursuant to the terms and conditions of the Equity Financing Commitments and/or to cause Parent and/or Merger Sub to consummate the transactions contemplated hereby and to effect the Closing in accordance with Section 1.2, in each case if, and only if, all of the following conditions have been satisfied:

(i)                                     all of the conditions set forth in Sections 6.1 and 6.3 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions) have been satisfied or, to the extent permitted by applicable Law, waived in accordance with this Agreement;

(ii)                                  the Debt Financing has been funded or is reasonably expected to be funded on the date the Closing is required to have occurred pursuant to Section 1.2 upon delivery of a drawdown notice by Parent or Merger Sub and/or notice from Parent that the Equity Financing will be funded at such date;

(iii)                               Parent and Merger Sub fail to complete the Closing by the date the Closing is required to have occurred pursuant to Section 1.2; and

(iv)                              the Company has irrevocably confirmed in writing to Parent that all conditions set forth in Section 6.2 have been satisfied or that it would waive any unsatisfied conditions in Section 6.2 for purposes of consummating the Merger, and that if specific performance is granted and the Equity Financing and Debt Financing are funded, then it would take such actions required of it under this Agreement to cause the Closing to occur.

(c)                                                    The Company hereby covenants and agrees that it shall not, and shall cause the Company Parties not to, institute any proceeding or bring any other claim arising under, or in connection with, this Agreement, the Financing Commitments, the Limited Guarantee or the negotiation, execution, performance, abandonment or termination of the transactions contemplated hereby or thereby (whether at law or in equity, under any theory of liability (including without limitation by attempting to pierce a corporate, limited liability company or partnership veil), by attempting to compel any Person to enforce any rights that they may have against any other Person, by attempting to enforce any assessment, or whether sounding in contract, tort, statute or otherwise), against Parent, Merger Sub, Sponsor, the Financing Sources or any other Parent Party except for claims that the Company may assert:

(i)                                     against Parent or Merger Sub in accordance with and pursuant to the terms of this Agreement (including this Section 8.10);

(ii)                                  against Parent or Merger Sub for indemnification or expense reimbursement under Section 5.11, Section 5.15(g), Section 7.3(e) or Section 7.3(f);

(iii)                               against the Sponsor under the Limited Guarantee, subject to the terms and limitations thereof;

(iv)                              against the Equity Financing Sources for specific performance of their respective obligations under the Equity Financing Commitments to fund their respective commitments thereunder, subject to the terms and limitations thereof if, and only if, the conditions of Section 8.10(b) have been satisfied; and

(v)                                 against Siris Capital Group, LLC under the Confidentiality Agreement, subject to the terms and limitations thereof (the claims described in clauses (i) through (v) collectively, the “Retained Claims”).

For the avoidance of doubt, (A) under no circumstances shall the Company be permitted or entitled to receive both (1) a grant of specific performance of the obligation to close contemplated by Section 8.10 that results in the Merger occurring and (2) any money damages, including the Reverse Termination Fee, (B) in no event shall the Company seek equitable relief or to recover money damages from Parent, Merger Sub, Sponsor, the Financing Sources or any other Parent Party in connection with the transactions contemplated by this Agreement other than as expressly set forth in this Section 8.10(c) and (C) in no event shall the Company or any Company Party seek to recover any money damages in excess of the Reverse Termination Fee (and any amounts payable under Section 7.3(f)) from Parent, Merger Sub, Sponsor, the Financing Sources or any other Parent Party; provided, that the Reverse Termination Fee shall not serve as a cap on any indemnification owed by Parent to any Company Party under Section 5.11 or Section 5.15(g)(iii), nor shall any such indemnification amounts reduce the amount of the Reverse Termination Fee.

Section 8.11                             Severability.  Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this

Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein; provided, that the parties intend that the remedies and limitations thereon (including limitations on the right to specifically enforce the terms hereof) shall be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases the liability of any party (including any Parent Party) or the obligations of any Parent Party hereunder.

Section 8.12                             Waiver of Jury Trial.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING).  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.12.

Section 8.13                             Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

Section 8.14                             Facsimile Signature.  This Agreement may be executed by facsimile signature and a facsimile signature shall constitute an original for all purposes.

Section 8.15                             No Presumption Against Drafting Party.  Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement.  Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TNS, INC.

By:	/s/ Henry H. Graham, Jr.
Name: Henry H. Graham, Jr.
Title: Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

TRIDENT PRIVATE HOLDINGS I, LLC

By:	/s/ Peter Berger
Name: Peter Berger
Title: Chairman

TRIDENT PRIVATE ACQUISITION CORP.

By:	/s/ Peter Berger
Name: Peter Berger
Title: Chairman

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TNS, INC.

(a Delaware corporation)

ARTICLE ONE

The name of the corporation is TNS, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, New Castle County, Delaware 19801.  The name of the registered agent at such address is The Corporation Trust Company.

ARTICLE THREE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law (as amended, the “DGCL”).

ARTICLE FOUR

The total number of shares of stock which the Corporation has authority to issue is one thousand (1,000) shares of common stock, with a par value of $0.01 per share.

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the bylaws of the Corporation.

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the bylaws of the Corporation may provide.  The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation.  Election of directors need not be by written ballot unless the bylaws of the Corporation so provide.

ARTICLE EIGHT

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees and agents (and any other persons to which Delaware law permits the Corporation to provide indemnification) through bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the Corporation, its stockholders and others.

No director of the Corporation shall be personally liable to the Corporation or any stockholder for monetary damages for breach of fiduciary duty as a director, except for any matter in respect of which such director shall be liable under Section 174 of the DGCL or any amendment thereto or shall be liable by reason that, in addition to any and all other requirements for such liability, such director (1) shall have breached the director’s duty of loyalty to the Corporation or its stockholders, (2) shall have acted in a manner involving intentional misconduct or a knowing violation of law or, in failing to act, shall have acted in a manner involving intentional misconduct or a knowing violation of law, or (3) shall have derived an improper personal benefit. If the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of a director, the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Each person who was or is made a party or is threatened to be made a party to or is in any way involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), including any appeal therefrom, by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or a direct or indirect subsidiary of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another entity or enterprise, or was a director or officer of a foreign or domestic Corporation which was a predecessor corporation of the Corporation or of another entity or enterprise at the request of such predecessor corporation, shall be indemnified and held harmless by the Corporation, and the Corporation shall advance all expenses incurred by any such person in defense of any such proceeding prior to its final determination, to the fullest extent authorized by the DGCL. In any proceeding against the Corporation to enforce these rights, such person shall be presumed to be entitled to indemnification and the Corporation shall have the burden of proving that such person has not met the standards of conduct for permissible indemnification set forth in the DGCL. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation shall be conclusively presumed to be serving in such capacity at the request of the Corporation. The rights to indemnification and advancement of expenses conferred by this ARTICLE EIGHT shall be presumed to have been relied upon by the directors and officers of the Corporation in serving or continuing to serve the Corporation and shall be enforceable as contract rights. Said rights shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled. The Corporation may, upon written demand presented by a director or officer of the Corporation or of a direct or indirect subsidiary of the Corporation, or by a person serving at the request of the Corporation as a director or officer of another entity or enterprise, enter into contracts to provide such persons with specified rights to indemnification, which contracts may confer rights and protections to the maximum extent permitted by the DGCL, as amended and in effect from time to time.

If a claim under this ARTICLE EIGHT is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expenses of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce the right to be advanced expenses incurred in defending any proceeding prior to its final disposition where the required undertaking, if any, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed, but the claimant shall be presumed to be entitled to indemnification and the Corporation shall have the burden of proving that the claimant has not met the standards of conduct for permissible indemnification set forth in the DGCL.

If the DGCL is hereafter amended to permit the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment, the indemnification rights conferred by this ARTICLE EIGHT shall be broadened to the fullest extent permitted by the DGCL, as so amended.

ARTICLE NINE

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE TEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

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